   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 13, 1995


                                                       REGISTRATION NO. 33-80628
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                 POST-EFFECTIVE
                                AMENDMENT NO. 3
                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                               ------------------

                           CINCINNATI MICROWAVE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     OHIO                                       31-0903863
       (STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER IDENTIFICATION NO.)
        INCORPORATION OR ORGANIZATION)

                              ONE MICROWAVE PLAZA
                          CINCINNATI, OHIO 45249-8236
                                 (513) 489-5400
   (ADDRESS, INCLUDING ZIP CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)
                               ------------------

                              JACQUES A. ROBINSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           CINCINNATI MICROWAVE, INC.
                              ONE MICROWAVE PLAZA
                          CINCINNATI, OHIO 45249-8236
                                 (513) 489-5400
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)

                               ------------------

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:


                               NEIL GANULIN, ESQ.

                                 FROST & JACOBS
                             201 EAST FIFTH STREET
                             CINCINNATI, OHIO 45202
                                 (513) 651-6800

                               ------------------


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     FROM TIME TO TIME AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

                               ------------------


     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/


     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /


     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /



     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /



     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                               ------------------


     THIS POST-EFFECTIVE AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(C) OF THE SECURITIES ACT OF 1933, AS AMENDED, MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           CINCINNATI MICROWAVE, INC.
              CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                      OF INFORMATION REQUIRED BY FORM S-2


   ITEM
 NUMBER IN
 FORM S-2
-----------
     1.    Forepart of the Registration Statement
           and Outside Front Cover Page of
           Prospectus..............................   Facing Page; Outside Front Cover Page of
                                                      Prospectus; Cross-Reference Sheet.
     2.    Inside Front and Outside Back Cover
           Pages of Prospectus.....................   Inside Front and Outside Back Cover
                                                      Pages of Prospectus; Available
                                                      Information; Additional Information;
                                                      Incorporation of Documents by Reference;
                                                      Table of Contents.
     3.    Summary Information, Risk Factors and
           Ratio of Earnings to Fixed Charges......   Prospectus Summary; Risk Factors;
                                                      Business.
     4.    Use of Proceeds.........................   Use of Proceeds.
     5.    Determination of Offering Price.........   Outside Front Cover Page.
     6.    Dilution................................   Dilution.
     7.    Selling Security Holders................   Inapplicable.
     8.    Plan of Distribution....................   Outside and Inside Front Cover Pages;
                                                      Plan of Distribution.
     9.    Description of Securities to be
           Registered..............................   Description of Capital Stock and
                                                      Warrants.
    10.    Interests of Named Experts and
           Counsel.................................   Legal Matters; Experts.
    11.    Information with Respect to the
           Registrant..............................   Front Cover Page; Prospectus Summary;
                                                      Price Range of Common Shares and
                                                      Warrants; Dividend Policy;
                                                      Capitalization; Selected Consolidated
                                                      Financial Data; Management's Discussion
                                                      and Analysis of Financial Condition and
                                                      Results of Operations.
    12.    Incorporation of Certain Information by
           Reference...............................   Incorporation of Documents by Reference.
    13.    Disclosure of Commission Position on
           Indemnification for Securities Act
           Liabilities.............................   Inapplicable.

AMENDED PROSPECTUS



                         UP TO 1,073,620 COMMON SHARES


                           CINCINNATI MICROWAVE, INC.

                               ------------------


     The 1,073,620 Common Shares being offered by Cincinnati Microwave, Inc. (the "Company") pursuant to this Prospectus are issuable upon the exercise of 1,073,620 warrants issued and sold as a part of a rights offering, as described below.



     In December 1994, the Company offered for sale and sold (the "Offering" or the "Rights Offering") 1,482,435 Units ("Units"), at $7.00 per Unit ("Subscription Price"), each Unit consisting of two of the Company's common shares, without par value ("Common Shares"), and one warrant ("Warrant"). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $4.00 at any time prior to 5:00 p.m., Eastern Standard Time, on December 31, 1998. As of November 1, 1995, there were 1,073,620 Warrants outstanding, and a total of 408,815 Warrants had been exercised.



     The Common Shares are traded over-the-counter and are quoted on the Nasdaq National Market under the symbol "CNMW." On November 1, 1995, the closing price of the Common Shares as reported on the Nasdaq National Market was $7.00 per share. The Warrants are traded over-the-counter and are quoted on the Nasdaq National Market under the symbol "CNMWW." On November 1, 1995, the closing price of the Warrants as reported on the Nasdaq National Market was $4.625 per Warrant.


                               ------------------


SEE "RISK FACTORS" ON PAGE 6 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS
        THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT
                IN THE COMMON SHARES OFFERED HEREBY.


                               ------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.



           The date of this Amended Prospectus is December 13, 1995.

                    INCORPORATION OF DOCUMENTS BY REFERENCE



     The following documents have been filed by the Company with the Commission (File No. 0-13136) and are incorporated herein by reference:



     (1) The Company's Annual Report on Form 10-K for the year ended December 25, 1994.



     (2) The Company's Quarterly Reports on Form 10-Q for the periods ended April 2, 1995, July 2, 1995, and October 1, 1995, respectively.



     (3) The Company's Current Reports on Form 8-K, dates of report October 18, 1995 and December 5, 1995, respectively.



     COPIES OF THE ABOVE DOCUMENTS (NOT INCLUDING THE EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) AND OF THE COMPANY'S 1994 ANNUAL REPORT MAY BE OBTAINED UPON REQUEST WITHOUT CHARGE FROM THE SECRETARY OF THE COMPANY, ONE MICROWAVE PLAZA, CINCINNATI, OHIO 45249-8236 (TELEPHONE NUMBER (513) 489-5400).

                               PROSPECTUS SUMMARY



     The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in or incorporated by reference into this Amended Prospectus.


                                  THE COMPANY


     Cincinnati Microwave, Inc. designs, manufactures and markets ultrahigh frequency and microwave wireless communications products. The Company's principal product line since its inception has been radar warning detectors. The Company has become a leader in the radar warning detector market by combining its experience in ultrahigh frequency and microwave wireless technology, including digital signal processing, with its high volume manufacturing capabilities. In 1993, the Company introduced its first digital spread spectrum cordless telephone and its first wireless data modem for use on Cellular Digital Packet Data ("CDPD") networks. Both of the new product lines leverage the Company's wireless and digital signal processing expertise and high volume, low cost manufacturing capabilities.



     The Company markets its products both under the ESCORT(R) brand name through direct advertising and as an OEM supplier. The Company's strategy for entering new markets is to align with companies that have established sales leadership and market positions. This strategy is designed to provide broader access to the end user. Several major suppliers of consumer telephones market the Company's digital spread spectrum cordless telephones on a private label basis. The Company has established marketing arrangements with five major cellular service providers to sell its wireless data modems.


                                  THE OFFERING


Common Shares..........................   Common Shares, without par value. Up to 1,073,620
                                          Common Shares will be issued assuming all
                                          outstanding Warrants are exercised.
Warrants...............................   Each Warrant entitles the holder thereof to purchase
                                          one Common Share at an exercise price of $4.00 at
                                          any time prior to 5:00 p.m., Eastern Standard Time,
                                          on December 31, 1998.
Nasdaq National Market Symbol for
  Common Shares........................   "CNMW"
Nasdaq National Market Symbol for
  Warrants.............................   "CNMWW"


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                           YEAR ENDED                            NINE MONTHS ENDED
                                      ----------------------------------------------------   --------------------------
                                      DECEMBER   DECEMBER   DECEMBER   DECEMBER   DECEMBER   SEPTEMBER 25,   OCTOBER 1,
                                      31, 1990   29, 1991   27, 1992   26, 1993   25, 1994       1994           1995
                                      --------   --------   --------   --------   --------   -------------   ----------
STATEMENT OF OPERATIONS DATA:
Net sales............................ $63,720    $48,292    $51,339    $58,461    $64,708       $41,341       $ 54,782
Gross profit.........................  21,189     15,129     13,520     18,683     14,349        11,521         12,965
Operating loss.......................  (3,576 )   (5,330 )   (7,426 )   (3,084 )  (10,024 )      (6,366)        (4,548)
Net loss.............................  (5,551 )   (8,821 )   (6,440 )   (1,284 )  (10,260 )      (6,319)        (4,002)
Net loss per share................... $ (0.54 )  $ (0.85 )  $ (0.59 )  $ (0.12 )  $ (0.94 )     $ (0.58)      $  (0.28)
Weighted average number of shares
  outstanding........................  10,291     10,355     10,919     10,691     10,880        10,864         14,175



                                                                                                OCTOBER 1, 1995
                                                                                           --------------------------
                                                                                           ACTUAL      AS ADJUSTED(1)
                                                                                           -------     --------------
BALANCE SHEET DATA:
Working capital..........................................................................  $17,738        $ 22,032
Total assets.............................................................................   54,375          56,718
Short-term debt..........................................................................    4,501           2,550
Long-term lease obligations..............................................................      725             725
Long-term debt...........................................................................       --              --
Shareholders' equity.....................................................................   33,390          37,684


---------------


(1) Adjusted to give effect to 1,073,620 shares issuable at $4.00 per share upon exercise of the 1,073,620 Warrants outstanding as of November 1, 1995. See "Use of Proceeds" and "Capitalization."



The Company's executive offices are located at One Microwave Plaza, Cincinnati, Ohio 45249-8236. Its telephone number is (513) 489-5400.

                              RECENT DEVELOPMENTS



     On December 1, 1995, John W. Noland, the Company's Executive Vice President, Chief Operating Officer and a director, resigned all of his positions with the Company effective that date. Mr. Robinson, the Company's President and Chief Executive Officer, has assumed the responsibilities of chief operating officer.



     On December 12, 1995 the Company announced that it expected to report a loss for both the fourth quarter and for the full year ending December 31, 1995. Although the Company appears on track to achieve its goal of doubling full year sales of its digital spread spectrum cordless telephones, on-going cost overruns in all product areas, combined with softening of the radar detector market, will result in a loss for the fourth quarter.



     The Company also announced on December 12, 1995 that it has named Craig V. Wolf to the newly-created position of Vice President and Chief Financial Officer, effective immediately. Mr. Wolf most recently served as General Manager of Armco Financial Group and President of Armco Financial Services Corporation, two units of Pittsburgh-based Armco, Inc.


                                  RISK FACTORS


     Prior to purchasing the Common Shares offered hereby, prospective investors should carefully consider, together with the other information contained herein, each of the following risk factors which could, individually or in the aggregate, have a material adverse effect on the Company's business, financial condition, including working capital, and results of operations.


HISTORICAL LOSSES; VARIABILITY OF OPERATING RESULTS; SEASONALITY


     The Company has not been profitable since 1988. In 1994, the Company experienced a severe supply shortage of inductors, a critical component of its digital spread spectrum cordless telephone, and, as a result, the Company's factory production schedule and cost to fill customer orders were materially and adversely affected. In addition, several competing radar warning detector manufacturers announced significant price reductions in the fourth quarter of 1994. In order to maintain its radar warning detector market position, the Company reacted to this development by introducing a major promotional program for its retail customers for the month of December. As a result of these events, the Company's operating results were significantly worse than anticipated.



     The Company was not profitable in the third quarter of 1995 or for the first nine months of 1995 and will not be profitable for the fourth quarter of 1995 or for the fiscal year ending December 31, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Recent Developments."


     The Company's future operating results may vary significantly from period to period as a result of a number of factors, including the volume and timing of orders received during the period, the timing of new product introductions by the Company and its competitors, decline in demand for the Company's products, the impact of price competition on the Company's average selling prices, the availability and pricing of components for the Company's products, changes in product or distribution channel mix and product returns. Many of these factors are beyond the Company's control. The Company's failure to introduce new, competitive products consistently and in a timely manner could adversely affect operating results for one or more product cycles. In addition, from time to time, a significant portion of the Company's sales are derived from a limited number of customers, the loss of one or more of which could adversely impact operating results.

     The Company must plan production, order components and undertake its development, sales and marketing activities and other commitments months in advance. Accordingly, any shortfall in net sales in a given quarter may have a disproportionately adverse impact on the Company's operating results due to an inability to adjust expenses or inventory during the quarter to match the level of net sales for the quarter. Excess inventory could also result in cash flow difficulties as well as expenses associated with inventory writeoffs.

     The Company's business is highly seasonal with a large portion of sales occurring during the third and, particularly, the fourth quarters. The Company's inability to supply its products to its customers during the second half of the year would adversely affect the Company's business, financial condition and results of operations. In addition, the results of the Company's operations are subject to changes in consumer demand associated with general economic conditions and to changes in consumer preferences.


     As a result of the foregoing, there can be no assurance that the Company will be able to achieve profitability or that difficulties will not occur in the future and adversely affect the Company's business, financial condition, including working capital, and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



COMPONENT SHORTAGES; RELIANCE ON SOLE OR LIMITED SOURCE SUPPLIERS



     The Company's products include a number of high-technology components that are available from only a few suppliers and, in several cases, a single supplier. The Company frequently requires large volumes of such components. If the Company's suppliers are unable to fulfill the Company's needs for such components, the Company may be unable to fill customer orders and its business, financial condition, including working capital, and results of operations may be materially and adversely affected. In 1993, and again in 1994, certain of the Company's suppliers were unable to deliver sufficient quantities of critical components to allow the Company to manufacture its products at previously anticipated volumes. These shortages adversely affected the Company's ability to manufacture and deliver products and, as a result, had a significant adverse effect on the Company's business, financial condition, including working capital, and results of operations. Since part of the Company's strategy is to shorten product development and introduction cycles, occasions may arise in the future where the Company's ability to produce products outpaces its suppliers' ability to supply components. There can be no assurance that the Company can continue to obtain adequate supplies or obtain such supplies at their historical cost levels. The Company has no guaranteed supply arrangements with any of its sole or limited source suppliers, does not maintain an extensive inventory of components, and customarily purchases sole or limited source components pursuant to purchase orders placed from time to time in the ordinary course of business. Moreover, the Company's suppliers may, from time to time, experience production shortfalls or interruptions which impair the supply of components to the Company. There can be no assurance that such shortages will not occur in the future and adversely affect the Company's business, financial condition, including working capital, and results of operations.



DEPENDENCE ON RADAR WARNING DETECTORS; RELIANCE ON NEW PRODUCTS



     Historically, the Company has derived substantially all of its net sales and all of its operating profits from radar warning detectors. Radar warning detectors accounted for 79%, 86%, 72% and 72% of the Company's total net sales for 1992, 1993, 1994 and the first nine months of 1995, respectively. The radar warning detector market has matured and is declining, and competition in this market is intense. The Company's strategy is to reduce its dependence on radar warning detectors by developing new products, entering new markets and utilizing its capabilities in the design and mass production of ultrahigh frequency and microwave wireless communications products; however, there can be no assurance that the Company's strategy will be successful.



     The Company has developed and introduced two new products: digital spread spectrum cordless telephones with enhanced range, clarity and security compared to traditional cordless telephones, and a line of wireless data modems to transmit data over CDPD networks. The Company believes that its digital spread spectrum cordless telephones are vital to its future success. To date, the Company's digital spread spectrum cordless telephone product line has not been profitable and the Company believes that future profits, if any, will depend on the success of next generation models which have been introduced recently. The commercial success of the Company's digital spread spectrum cordless telephone products is dependent upon strategic relationships with key OEM customers. Certain of these customers currently possess, or may acquire, the capability to develop, design and manufacture their own digital spread spectrum cordless telephone products. Moreover, the success of the wireless data modems is dependent upon the development, deployment and commercial success of CDPD networks. A consortium of cellular service providers is presently building CDPD networks to provide wireless data transfer service, but there can be no assurance that the networks will be deployed nationally and, if so deployed, that they will be successful. To date, the Company has sold only a limited number of its wireless data modem units. There can be no assurance that the Company will be successful in identifying, developing, manufacturing and marketing new products, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance.


CUSTOMER CONCENTRATION



     As the Company's sales mix continues to shift from direct retail business to OEM and reseller business, the Company expects that sales to certain of its OEM and reseller customers will account for a material percentage of its net sales in the foreseeable future and believes that its financial results will depend in significant part upon the success of these customers as well as the Company's business with these customers. Although the composition of the group comprising the Company's important customers may vary from period to period, the loss of a significant customer or any reduction in orders by any significant customer may have a material adverse affect on the Company's business, financial condition, including working capital, and results of operations. The Company's ability to increase its sales in the future will depend in part upon its ability to obtain orders from new customers as well as the financial condition and success of its customers and the general economy, of which there can be no assurance.



SHORT PRODUCT LIFE CYCLES



     The market for the Company's products is characterized by frequent new product introductions and rapid product obsolescence. These factors typically result in short product life cycles. The Company must continually monitor industry trends and choose new technologies and features to incorporate into its products. Each new product cycle presents opportunities for current or prospective competitors of the Company to gain market share. Life cycles of individual products are typically characterized by steep declines in sales, pricing and margins toward the end of a product's life, the precise timing of which may be difficult to predict. As new products are planned and introduced, the Company attempts to monitor closely the inventory of older products and to phase out their manufacture in a controlled manner. Nevertheless, the Company could experience unexpected reductions in sales volume and prices of older generation products as customers anticipate new products. These reductions could give rise to charges for obsolete or excess inventory. To the extent that the Company is unsuccessful in managing product transitions, its business, financial condition, including working capital, and results of operations could be materially and adversely affected.


GOVERNMENT REGULATION


     Existing, pending or future legislation prohibiting the use, possession or sale of radar warning detectors or future legislation by states increasing speed limits could have a material adverse effect on the Company's business. Currently, there are two jurisdictions in the United States which have specific prohibitions against the use, possession or sale of radar warning detectors in automobiles. In addition, two other jurisdictions prohibit the use of radar warning detectors in large commercial vehicles only and, in January 1994, the Federal Highway Administration enacted a regulation banning radar warning detectors from commercial vehicles weighing over 18,000 pounds, from buses carrying 16 or more passengers and from trucks transporting hazardous materials on highways funded by the Federal Government. This is, in effect, a ban on use of such radar warning detectors in all large trucks and buses. Additionally, on November 28, 1995, a federal law was enacted that eliminated the existing federal requirement that states comply with national maximum speed limit provisions before receiving certain federal funds. This law has resulted in higher speed limits in some states.


COMPETITION

     All markets in which the Company participates are highly competitive, and many current or prospective competitors, including several of the Company's significant OEM customers, are substantially larger and possess significantly greater financial, marketing and technical resources than the Company. The market for high performance cordless telephones, such as those manufactured by the Company, is relatively new. Competition in this segment currently is based primarily on product performance, features and price. The market for wireless data modems is still developing, and there are current or prospective competitors who are substantially larger than the Company and possess significantly greater financial, marketing and technical resources. There can be no assurance that the Company will be able to compete successfully in either of these markets.



     The market for radar warning detectors is highly competitive, has matured and is declining. As the market has moved toward lower priced products, competition has been based primarily on price and, to a lesser degree, product quality, availability and performance. Lower than expected demand for the Company's radar warning detectors, coupled with intense price competition in the radar warning detector market, adversely affected the Company's fourth quarter 1994 results. A recurrence of these conditions would have a material adverse effect on the business, financial condition, including working capital, and results of operations of the Company.



DEPENDENCE ON KEY PERSONNEL



     The Company has previously stated that the success of the Company is dependent in large part on key management and technical personnel, especially Jacques A. Robinson, its President and Chief Executive Officer, and John W. Noland, its Executive Vice President and Chief Operating Officer. On December 1, 1995, Mr. Noland resigned his positions with the Company effective that date. Mr. Robinson has assumed the responsibilities of chief operating officer. The loss of the services of Mr. Robinson or any of the remaining key personnel could have a material adverse effect on the Company. Many of the Company's key personnel would be difficult to replace, and most are not subject to employment or noncompetition agreements. There can be no assurance that the Company will be successful in retaining such personnel. In addition, the Company's success depends significantly upon its ability to continue to attract and retain qualified management, manufacturing, technical, sales and support personnel for its operations. There may be only a limited number of persons with the requisite skills to serve in these positions, and it may become more difficult for the Company to hire such personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. The failure to attract or retain such persons would materially adversely affect the Company's business, financial condition, including working capital, and results of operations.



INTELLECTUAL PROPERTY



     Although the Company has protected its technologies and products by patent, copyright, trademark and trade secret laws to the extent that it believes necessary, the Company's intellectual property rights may be subject to infringement. There can be no assurance that the Company's measures to protect its proprietary rights will deter or prevent unauthorized use of the Company's technology. Furthermore, the laws of certain countries may not protect the Company's proprietary rights to the same extent as do the laws of the United States. In addition, the Company may, from time to time, become subject to legal claims asserting that the Company has violated intellectual property rights of third parties. In the event a third party were to sustain a valid claim against the Company and in the event any required license were not available on commercially reasonable terms, the Company's business, financial condition, including working capital, and results of operations could be materially and adversely affected. Litigation, which could result in substantial costs to and diversion of resources of the Company, may also be necessary to enforce intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others.



VOLATILITY OF STOCK PRICE



     The trading price of the Company's Common Shares is subject to wide fluctuations in response to the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, general conditions in the market, changes in earnings estimates by analysts, failure to meet the revenues or earnings estimates of analysts or other events or factors. The public stock markets have experienced price and trading volume volatility in recent months. This volatility has significantly affected the market prices of securities of many high technology companies for reasons frequently unrelated to the operating performance of the specific companies. The market price for the Company's Common Shares has been highly volatile. Future announcements concerning the Company or its competition, including the results of technological innovations, new commercial products, government regulations, developments concerning proprietary rights, component shortages, litigation or public concern with respect to the Company or its products and other factors including those described above, may have a significant impact on the market price of the Common Shares. See "Price Range of Common Shares."


LEGAL PROCEEDINGS



     Four shareholder lawsuits, allegedly on behalf of classes of all shareholders of the Company who purchased or sold shares of the Company and were damaged during various periods, are presently pending against the Company in the United States District Court, Southern District of Ohio, Western Division, alleging that the Company and other defendants violated various provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 in connection with the public offering of 4,600,000 Common Shares in August-September 1995, and otherwise in connection with the market for the Company's Common Shares. See "Business -- Legal Proceedings." The Company is presently evaluating the allegations contained in these lawsuits and intends to vigorously defend itself. The failure to achieve a favorable resolution of these lawsuits could materially adversely affect the Company's business, financial condition, including working capital, and results of operations.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of the Common Shares offered hereby (assuming exercise of the 1,073,620 Warrants outstanding as of November 1, 1995) are estimated to be $4.3 million. The Company intends to use the net proceeds for working capital and general corporate purposes, including repayment of the Company's revolving line of credit.



                   PRICE RANGE OF COMMON SHARES AND WARRANTS



     The Common Shares and the Warrants are traded on the Nasdaq National Market under the symbol CNMW and CNMWW, respectively. The following table sets forth for the periods indicated the high and low sales prices for the Common Shares and the Warrants as reported on the Nasdaq National Market.



                                 COMMON SHARES                           HIGH    LOW
        ---------------------------------------------------------------  ---     ----
        1993
             First Quarter.............................................   3  3/8   2  1/8
             Second Quarter............................................   3  3/8   1  7/8
             Third Quarter.............................................   5        2  3/8
             Fourth Quarter............................................  10  7/8   4  1/4
        1994
             First Quarter.............................................  12        7  1/4
             Second Quarter............................................  12        6  1/2
             Third Quarter.............................................  10  1/8   5  7/8
             Fourth Quarter............................................   7  1/4   2  1/8
        1995
             First Quarter.............................................  11  1/4   3  1/2
             Second Quarter............................................  12  1/8   8  3/8
             Third Quarter.............................................  21  1/8  13  5/8
             Fourth Quarter (through November 1, 1995).................  13  3/4   5  5/8



                                   WARRANTS                              HIGH    LOW
        ---------------------------------------------------------------  ---     ----
        1994
             Fourth Quarter............................................   2  3/4     1/16
        1995
             First Quarter.............................................   7  1/4   1  1/4
             Second Quarter............................................  12  3/4   4  5/8
             Third Quarter.............................................  17  1/8  10  1/8
             Fourth Quarter (through November 1, 1995).................  10  1/8   4



     On November 1, 1995, the last reported sales price on the Nasdaq National Market for the Common Shares was $7.00 per share and for the Warrants was $4.625 per Warrant. As of November 1, 1995, there were approximately 1,073 holders of record of the Common Shares and 63 holders of record of the Warrants.



     Warrants not exercised prior to 5:00 p.m., Eastern Standard Time, on December 31, 1998 will expire and become worthless.


                                DIVIDEND POLICY

     Historically the Company has not paid any cash or other dividends. The Company does not expect to pay dividends in the foreseeable future, but currently intends to retain any earnings to finance operations and future growth. Furthermore, the credit facility agreement between the Company and its bank prohibits the payment of dividends.

                                 CAPITALIZATION


     The following table sets forth the unaudited capitalization of the Company at October 1, 1995, and as adjusted to reflect the receipt of $4.3 million from the exercise of the 1,073,620 Warrants outstanding as of October 1, 1995 and the application of the net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Company's Financial Statements and related Notes set forth elsewhere herein.



                                                                           OCTOBER 1, 1995
                                                                       -----------------------
                                                                       ACTUAL      AS ADJUSTED
                                                                       -------     -----------
                                                                           (IN THOUSANDS)
SHORT-TERM DEBT:
  Bank indebtedness..................................................  $ 4,501      $   2,550
                                                                       =======     ===========
LONG-TERM OBLIGATIONS:
  Long-term capital lease obligations................................  $   725      $     725
  Long-term debt.....................................................       --             --
                                                                       -------     -----------
     Total long-term obligations.....................................  $   725      $     725
                                                                       -------     -----------
SHAREHOLDERS' EQUITY:
  Common shares without par value ($.20 stated value); 20,000,000
     shares authorized; 18,153,120 shares issued(1)..................  $ 3,641      $   3,641
  Paid-in capital....................................................   24,190         21,377
  Retained earnings..................................................   22,919         22,919
  Treasury stock at cost, 2,608,004 shares(2); 1,534,384 shares as
     adjusted........................................................  (17,360)       (10,253)
                                                                       -------     -----------
     Total shareholders' equity......................................   33,390         37,684
                                                                       -------     -----------
     Total capitalization............................................  $34,115      $  38,409
                                                                       =======     ===========


---------------


(1) Includes treasury stock.



(2) Of the treasury stock, 1,534,384 Common Shares are reserved for stock options and 1,073,620 Common Shares may be issued upon the exercise of the Warrants.

                                    DILUTION


     The net tangible book value of the Company as of October 1, 1995, was approximately $31.1 million or $2.00 per share. Net tangible book value per share is equal to the Company's total tangible assets less its total liabilities, divided by the number of Common Shares outstanding.



     The exercise of the Warrants will result in the further increase of shareholders' equity for the Company's shareholders and dilution to Warrant holders exercising Warrants. The following table illustrates, as of October 1, 1995, the dilutive effect of the exercise of the 1,073,620 Warrants outstanding on October 1, 1995.



Shareholders' equity per share as of October 1, 1995........       $2.00
Pro forma shareholders' equity per share after the exercise
  of Warrants...............................................       $2.13
Increase per share attributable to exercise of Warrants.....       $0.13
Dilution per share to Warrant holders who exercise
  Warrants..................................................       $1.87

                      SELECTED CONSOLIDATED FINANCIAL DATA



     The following table sets forth selected historical consolidated financial data of the Company for the fiscal years 1990 through 1994 and for the nine month periods ended September 25, 1994 and October 1, 1995. The selected consolidated financial data for the five fiscal years in the period ended December 25, 1994 are derived from the consolidated financial statements of the Company which have been audited by Price Waterhouse LLP, independent accountants. The selected consolidated financial data for the nine month periods ended September 25, 1994 and October 1, 1995 are derived from the Company's unaudited consolidated financial statements. In the opinion of management, the interim financial data reflect all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of such data. The results for the first nine months of fiscal 1995 are not necessarily indicative of the results to be expected for the full year. The information below should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Amended Prospectus. The Company did not pay any cash or other dividends in the periods presented below.



                                                               YEAR ENDED (1)                       NINE MONTHS ENDED
                                            ----------------------------------------------------   -------------------
                                            DECEMBER   DECEMBER   DECEMBER   DECEMBER   DECEMBER   SEPTEMBER   OCTOBER
                                            31, 1990   29, 1991   27, 1992   26, 1993   25, 1994   25, 1994    1, 1995
                                            --------   --------   --------   --------   --------   ---------   -------
                                                               (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.................................. $63,720    $48,292    $51,339    $58,461    $64,708     $41,341    $54,782
Cost of sales..............................  42,531     33,163     37,819     39,778     50,359      29,820    41,817
                                            --------   --------   --------   --------   --------   ---------   -------
    Gross profit...........................  21,189     15,129     13,520     18,683     14,349      11,521    12,965
Operating expenses:
  Research & development...................   4,090      4,843      7,182      8,117      8,449       6,326     5,631
  Selling..................................  14,734     10,838     10,707     10,391     12,671       9,152     8,307
  Administrative...........................   5,941      4,778      3,057      3,259      3,253       2,409     3,575
                                            --------   --------   --------   --------   --------   ---------   -------
                                             24,765     20,459     20,946     21,767     24,373      17,887    17,513
                                            --------   --------   --------   --------   --------   ---------   -------
  Operating loss...........................  (3,576 )   (5,330 )   (7,426 )   (3,084 )  (10,024 )    (6,366)   (4,548 )
Gain on sale of marketable equity
  securities...............................      --         --         --      1,435         --          --        --
Interest expense...........................    (350 )     (433 )     (204 )     (521 )     (738 )      (459)     (838 )
Other income (expense), net................     118       (869 )   (1,128 )      886        502         506       (54 )
                                            --------   --------   --------   --------   --------   ---------   -------
  Loss from continuing operations before
    income taxes...........................  (3,808 )   (6,632 )   (8,758 )   (1,284 )  (10,260 )    (6,319)   (5,440 )
Income tax benefit.........................  (1,198 )     (725 )       --         --         --          --    (1,438 )
                                            --------   --------   --------   --------   --------   ---------   -------
  Loss from continuing operations..........  (2,610 )   (5,907 )   (8,758 )   (1,284 )  (10,260 )    (6,319)   (4,002 )
Discontinued operations....................  (2,941 )   (2,914 )    1,449         --         --          --        --
                                            --------   --------   --------   --------   --------   ---------   -------
  Loss before extraordinary item...........  (5,551 )   (8,821 )   (7,309 )   (1,284 )  (10,260 )    (6,319)   (4,002 )
Realization of net operating loss
  carryforward.............................      --         --        869         --         --          --        --
                                            --------   --------   --------   --------   --------   ---------   -------
Net loss................................... $(5,551 )  $(8,821 )  $(6,440 )  $(1,284 )  $(10,260)   $(6,319)   $(4,002)
                                            =========  =========  =========  =========  =========  =========   =======
Net loss per share:
  Continuing operations.................... $ (0.25 )  $ (0.57 )  $ (0.80 )  $ (0.12 )  $ (0.94 )   $ (0.58)   $(0.28 )
  Discontinued operations..................   (0.29 )    (0.28 )     0.13         --         --          --        --
  Realization of net operating loss
    carryforward...........................      --         --       0.08         --         --          --        --
                                            --------   --------   --------   --------   --------   ---------   -------
    Net loss............................... $ (0.54 )  $ (0.85 )  $ (0.59 )    (0.12 )    (0.94 )   $ (0.58)   $(0.28 )
                                            =========  =========  =========  =========  =========  =========   =======
Weighted average number of shares
  outstanding..............................  10,291     10,355     10,919     10,691     10,880      10,864    14,175
BALANCE SHEET DATA:
Working capital............................ $ 6,398    $ 1,957    $(2,483 )  $  (254 )  $(1,701 )   $  (184)   $17,738
Total assets...............................  45,484     38,247     42,512     32,418     32,839      38,526    54,375
Short-term debt............................   5,400      4,000      6,000      6,001        600       4,158     4,501
Long-term lease obligations................      --         --         --        418      1,422       1,201       725
Long-term debt.............................      --         --         --         --      7,419       5,114        --
Shareholders' equity.......................  31,832     23,368     17,641     16,830      6,902      10,831    33,390



---------------



(1) In 1991, the Company changed its reporting period to a fiscal year ending the last Sunday in the calendar year. In addition, pretax restructuring and impairment charges of approximately $6.9 million were recorded in March

    1991.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     Cincinnati Microwave was founded in 1976 to pioneer the development and design of consumer radar warning detectors using superheterodyne technology, which has now become the industry standard for these products. The Company experienced significant growth and profitability in the 1980s due to the performance of its products, which attracted many competitors. During this period, the Company's competitors focused on lower prices while the Company focused on technological improvements. Consequently, the Company lost substantial market share to competitors in the late 1980s. In 1991 the Company adopted a strategy of capitalizing on its expertise in the design and manufacture of ultrahigh frequency and microwave electronic devices by applying it to wireless communication products. In 1993 the Company introduced its first digital spread spectrum cordless telephone and wireless data modem products.


RESULTS OF OPERATIONS


     The following table sets forth certain operational data of the Company expressed as a percentage of net sales for the periods indicated:



                                                 YEAR ENDED                NINE MONTHS ENDED
                                      --------------------------------    --------------------
                                      DECEMBER    DECEMBER    DECEMBER    SEPTEMBER    OCTOBER
                                      27, 1992    26, 1993    25, 1994    25, 1994     1, 1995
                                      --------    --------    --------    ---------    -------
Net sales...........................    100.0%      100.0%      100.0%      100.0%      100.0%
Cost of sales.......................     73.7        68.0        77.8        72.1        76.3
                                      --------    --------    --------    ---------    -------
     Gross profit...................     26.3        32.0        22.2        27.9        23.7
Research & development..............     14.0        13.9        13.1        15.3        10.3
Selling.............................     20.8        17.8        19.6        22.1        15.2
Administrative......................      6.0         5.6         5.0         5.8         6.5
                                      --------    --------    --------    ---------    -------
     Total operating expenses.......     40.8        37.3        37.7        43.2        32.0
                                      --------    --------    --------    ---------    -------
Operating loss......................    (14.5)       (5.3)      (15.5)      (15.3)       (8.3)
                                      =========   =========   =========   =========    =======



     The following table shows net sales by product line for the Company, for the periods indicated (in thousands and as a percentage of total net sales):



                                                               YEAR ENDED                             NINE MONTHS ENDED
                                             -----------------------------------------------    ------------------------------
                                             DECEMBER 27,     DECEMBER 26,     DECEMBER 25,     SEPTEMBER 25,     OCTOBER 1,
                                                 1992             1993             1994             1994             1995
                                             -------------    -------------    -------------    -------------    -------------
Radar warning detectors....................  $40,509    79%   $50,125    86%   $46,602    72%   $32,572    79%   $39,344    72%
Cordless telephones........................       --    --      2,705     4     14,060    22      6,128    15     14,430    26
Other(1)...................................   10,830    21      5,631    10      4,046     6      2,641     6      1,008     2
                                             -------   ---    -------   ---    -------   ---    -------   ---    -------   ---
Total......................................  $51,339   100%   $58,461   100%   $64,708   100%   $41,341   100%   $54,782   100%
                                             =======   ===    =======   ===    =======   ===    =======   ===    =======   ===


---------------


(1) Other sales for 1992, 1993, 1994 and the first nine months of 1995 represent revenue primarily from contract manufacturing activities of the Company. This activity ceased during the first quarter of 1995. For 1994 and the interim period of 1995, other sales include sales of wireless data modems of $368,000 and $248,000, respectively. Other sales for 1992 and 1993 do not include revenues from sales of home incarceration units to Guardian Technologies, Inc., which are treated as discontinued operations.



NINE MONTHS ENDED OCTOBER 1, 1995 COMPARED TO NINE MONTHS ENDED SEPTEMBER 25,
1994



     Cincinnati Microwave's net sales for the third quarter of $22.1 million were 45% higher than the comparable period of 1994. Net sales for the nine months (40-week period) ended October 1, 1995, increased 33% to $54.8 million as compared with $41.3 million in the 39-week period of 1994. Indicative of the anticipated shift in the sales mix, third quarter revenue from cordless telephones with SureLinkTM technology rose 140% to $8.6 million, or nearly 40% of net sales, from $3.6 million, or 23% of net sales, in last year's comparable period. Sales of cordless telephones to AT&T represented 26% and 12% of net revenue for the three and nine month periods ended October 1, 1995, respectively. Third quarter revenue from radar detectors was up 26% to $13.3 million from $10.6 million in the comparable period of 1994.



     The Company's gross profit margin was 17% for the third quarter compared with 20% for the comparable period of 1994 and 24% for the nine months ended October 1, 1995 versus 28% for 1994. The decline in the gross profit margin was partially due to unanticipated material and manufacturing costs incurred by the Company to maintain product quality and timely production, and to meet commitments to customers. To correct a design difficulty with a key component (battery charge contacts) in certain of its new cordless telephone models, the Company was required to spend more than expected to customize replacement parts, to obtain additional parts and to run the production lines at less than optimum efficiency. In addition, as a result of a vendor's production error and, separately, a product design error relating to preprogrammed integrated circuits, the Company incurred additional costs to obtain one-time programmable integrated circuits to use in place of the preprogrammed integrated circuits and to redesign its cordless telephone and radar detector models to use these programmable circuits.



     Gross profit margin percent year to year also was adversely impacted by the continued, planned shift in the sales mix from direct retail business that generates a higher gross margin to OEM and reseller business. OEMs and resellers, including AT&T, accounted for 65% of total sales in the third quarter compared with 39% for the comparable period in 1994 and 57% for the nine months ended October 1, 1995 versus 39% in the 1994 period.



     Operating expenses in the third quarter were reduced by 9% from the comparable quarter of 1994. The operating expense decline reflects lower selling and research and development expenses, offset in part by higher administrative expenses. The decrease in selling expenses was due primarily to lower advertising expenses versus 1994. Advertising expenses in the third quarter of 1994 included the costs of extensive promotions for the emerging spread spectrum cordless telephone product category and the introduction of two new radar detectors. The increase in administrative expenses reflected the addition of administrative personnel to support the business growth.



     Primarily as a result of the sales increase, the operating loss for the third quarter was reduced to $2.4 million from $3.7 million for the comparable period of 1994. Interest expense for the third quarter was $279,000 versus $234,000 in 1994, due to the receipt of equity proceeds at the end of August that were utilized to pay amounts outstanding under the revolving credit line. The net loss for the quarter was $2.6 million versus a net loss of $4.0 million in 1994. The net loss for the first nine months declined to $4.0 million from $6.3 million in 1994. In March 1995, as a result of the closure of the Company's 1991 Federal tax return, the Company released certain tax reserves to income. The adjustment increased net income for the first quarter of 1995 by $1.4 million. The first nine months of 1994 included a gain of $657,000 from a land sale.



YEAR ENDED DECEMBER 25, 1994 COMPARED TO YEAR ENDED DECEMBER 26, 1993



     Cincinnati Microwave's net sales of $64.7 million for 1994 were 10.7% higher than 1993 net sales. This increase was due entirely to increased sales of the digital spread spectrum cordless telephone product line, offsetting a 7% sales decline in the radar warning detector product line. The digital spread spectrum cordless telephone was introduced during the second quarter of 1993 and had modest sales in 1993. The decline in the radar warning detector net sales was due to lower unit volume for these products and lower pricing. The Company's wireless data modem sales for 1994 were insignificant. Testing of the CDPD networks continues with end-users testing the system for its compatibility with their business applications. The Company's wireless data modem has been tested for various industrial and commercial CDPD applications.



     The Company's gross profit margin decreased to 22.2% in 1994 from 32.0% in 1993. This decline was caused by two significant factors. During 1994, the Company experienced significant component delivery problems relating to its digital spread spectrum cordless telephone product line. This impacted the factory production schedule and increased the cost to fill customer orders. For much of the fourth quarter, the Company operated its digital spread spectrum cordless telephone production line in a stop and start mode, as and when parts became available, in order to expedite deliveries to its customers. Secondly, several competing radar warning detector manufacturers made substantial price reductions during 1994. In order to maintain its market position, the Company reacted to these developments by introducing a major sales promotional program for its retail customers for the month of December.

     1994 research and development expenses increased $332,000 from 1993. The Company continued to focus its efforts on new product development and product improvements. Selling expenses increased $2.3 million from 1993 primarily as a result of increased advertising for its digital spread spectrum cordless telephone. Administrative expenses did not fluctuate significantly from the prior year.


YEAR ENDED DECEMBER 26, 1993 COMPARED TO YEAR ENDED DECEMBER 27, 1992



     Cincinnati Microwave's net sales of $58.5 million for 1993 were 13.9% higher than 1992 net sales due primarily to a 6% increase in units shipped and a 14% increase in the average selling price of units. Products introduced in 1993 included the super wideband radar laser warning detector, a revised laser warning detector, the digital spread spectrum cordless telephone and a lower cost home incarceration unit. The increase in selling prices resulted primarily from higher sales prices of new products which replaced lower priced products with fewer features.


     The Company's gross profit margin increased from 26.3% in 1992 to 32.0% in 1993. This increase was due primarily to the installation and utilization of an automated production process in the second half of 1993. The efficient operation of this equipment had two positive effects. First, sufficient quantities of product were manufactured to permit the Company to fill customer orders at a lower cost. Second, the ability to produce these products in an efficient manner permitted the Company's research and development group to focus its attention on product design modifications, which enabled the Company to substantially reduce its dependence on a single microprocessor supplier who was unable to provide adequate supply of product in early 1993.

     Research and development expenses increased $935,000 from 1992, as the Company continued to focus its efforts on new product development and product improvements. Selling and administrative expenses did not fluctuate significantly from the prior year.

     In 1993, the Company sold its investment in the common stock of BI Incorporated for a gain of $1.4 million. The net proceeds of $7.3 million were utilized by the Company to pay down the Company's credit facility and vendor accounts.

     Interest expense increased from the prior year by $317,000 due to the Company's increased borrowings on its credit facility.

     Other income of $886,000 fluctuated from other expense recorded in 1992 of $1.1 million primarily as a result of the gain on the sale of land in the fourth quarter of 1993 of $741,000 and loss from the diminution of the Company's long-term investment in Cellular Data, Inc. (CDI) of $1.4 million in 1992.

     As a result of the merger of Guardian Technologies, Inc., a wholly owned subsidiary of the Company, and BI Incorporated, the Company recorded net income from discontinued operations of $1.4 million in 1992 or $0.13 per share. At December 31, 1993 and 1992, no significant obligations or assets remain related to discontinued operations. In 1992, the Company also recorded an extraordinary item for the realization of a book net operating loss carryforward of $869,000.

QUARTERLY RESULTS OF OPERATIONS


     The following tables set forth certain unaudited quarterly financial information for the past eight quarters (in thousands except for per share data and as a percentage of net sales):



                                                                       QUARTER ENDED
                               ----------------------------------------------------------------------------------------------
                               SEPTEMBER  DECEMBER    MARCH    JUNE 26,   SEPTEMBER DECEMBER   APRIL 2,  JULY 2,   OCTOBER 1,
                               26, 1993   26, 1993   27, 1994    1994     25, 1994  25, 1994     1995      1995       1995
                               ---------  ---------  --------  ---------  --------  ---------  --------  --------  ----------
Net sales......................  $17,545   $22,942   $12,350    $13,692   $15,299    $23,367   $13,648   $19,017    $ 22,117
Gross profit...................    6,620     8,609     4,025      4,509     2,987      2,828     4,091     5,148       3,726
Net income (loss)..............    2,612     2,790      (567 )   (1,757)   (3,995 )   (3,941)     (582 )    (783 )    (2,637)
Net income (loss) per share....     0.24      0.24     (0.05 )    (0.16)    (0.37 )    (0.36)    (0.04 )   (0.06 )     (0.18)



                                                                AS A PERCENTAGE OF NET SALES
                               ----------------------------------------------------------------------------------------------
                                                                       QUARTER ENDED
                               ----------------------------------------------------------------------------------------------
                               SEPTEMBER  DECEMBER    MARCH    JUNE 26,   SEPTEMBER DECEMBER   APRIL 2,  JULY 2,   OCTOBER 1,
                               26, 1993   26, 1993   27, 1994    1994     25, 1994  25, 1994     1995      1995       1995
                               ---------  ---------  --------  ---------  --------  ---------  --------  --------  ----------
Net sales......................    100.0%    100.0%    100.0 %    100.0%    100.0 %    100.0%    100.0 %   100.0 %     100.0%
Gross profit...................     37.7      37.5      32.6       32.9      19.5       12.1      30.0      27.1        16.8
Net income (loss)..............     14.9      12.2      (4.6 )    (12.8)    (26.1 )    (16.9)     (4.3 )    (4.1 )     (11.9)



     Quarterly earnings per share calculations are based on the weighted average number of shares outstanding for the quarter then ended. Annual earnings per share calculations are based on weighted average number of shares outstanding for the twelve month period then ended. Due to fluctuations in the weighted average number of shares outstanding, the sum of the earnings per share calculations for each quarter will not necessarily equal the calculated earnings per share for the twelve month period.


LIQUIDITY AND CAPITAL RESOURCES


     During the third quarter of 1995, the Company completed an equity offering that generated $19.1 million in net proceeds. The funds were used to pay off the existing revolving credit line and to fund the growth in working capital required for the planned increase in production and sales for the third and fourth quarters. In addition, during the first nine months of 1995 the Company incurred $500,000 of capital lease obligations and utilized $2.0 million of cash flow for capital expenditures for additional production equipment. In the fourth quarter, the Company has commitments for an additional $1.5 million in capital expenditures for production equipment to be funded through cash flow.



     The primary contributors to the $19.4 million increase in working capital between year-end 1994 and the end of the third quarter were a $11.4 million (221%) rise in accounts receivable and a $10.7 million (117%) increase in inventories. Accounts payable rose only $1.0 million (11%) between year-end 1994 and the end of the third quarter despite the increase in inventories as the Company maintained appropriate credit terms with its vendors and paid its invoices within the terms extended by the vendors..



     The increase in accounts receivable to $16.5 million at the end of the third quarter reflected the upward sales trend of cordless telephones during 1995, with almost half of total unit volume of cordless telephones sold for the year-to-date period shipped in the last month of the third quarter. OEMs and resellers, for which typical credit terms (e.g., payment within 30 to 45 days after delivery) are made available on their large volume orders, represented a significantly larger proportion of sales in 1995 versus 1994. Retail customers generally have paid for their purchases at the time it was shipped or delivered. The Company anticipates that the accounts receivable balance could remain near the current level ($21.0 million at November 14, 1995) through year-end due to the high volume of fourth quarter OEM and reseller sales. Receivables should decrease in the first quarter.



     The $10.7 million increase in inventories between year end 1994 and the end of the third quarter of 1995 was driven by a $6.1 million increase in raw materials and work in process, as the Company continued to purchase components with which to manufacture products, as well as a $4.5 million increase in finished goods inventory. Both raw material and finished goods inventories continued to rise after the end of the third quarter of 1995 as the Company prepared for December shipments. Inventories at year-end, however, should be in line with the levels at the end of the third quarter.

     Despite the current outlook for the 1995 fourth quarter, year-end raw material inventories will be above levels necessary to support the anticipated sales volume. Based on the Company's periodic historic difficulties with procurement of components, the higher level of inventory could provide an added level of security in meeting customer commitments. The Company believes the finished goods inventory at year-end will be appropriate for the anticipated sales volume.



     At October 1, 1995, the Company had borrowed $4.5 million (term loan balance of $2.6 million and $1.9 million on the revolving credit facility) against its credit facility due June 30, 1996. The $9.6 million credit facility consists of (i) the term loan, (ii) a $7.0 million revolving credit facility and
(iii) a standby letter of credit facility not to exceed $1.0 million; however, the sum of the outstanding principal balance of the revolving credit and the aggregate amount of the Company's outstanding letters of credit shall not exceed $7.0 million at any time. The credit facility is secured by a first lien on the Company's inventory, receivables, equipment and a mortgage on the real estate of the Company.



     Subsequent to October 1, 1995, the revolving credit facility was reduced to $5.0 million by the lending institution. A temporary increase was extended by the lending institution maintaining the revolving limit at $7.0 million through November 17, 1995 and $6.0 million through November 30, 1995. The lending institution indicated that it reduced the revolving credit limit for several reasons, including the loss incurred by the Company in the third quarter and the recent significant rise in working capital. The Company reduced the outstanding amount on the revolving credit line to $6.0 million by November 17, 1995 and to $5.0 million by November 30, 1995.



     At October 1, 1995 the Company was in violation of one covenant of the borrowing agreement because of the net loss incurred for the quarter. The lending institution has waived this violation for the third quarter; however, as a result of the covenant violation the lending institution has raised the lending rates to prime plus 2.0% for the revolving loan, from prime plus 1.25%, and prime plus 2.25% on the term loan, from prime plus 1.50%. Additionally, similar net loss covenants exist that require the Company to report net income for the fourth quarter and for the fiscal year ending December 31, 1995. The Company expects that it will violate the covenants requiring net income for the fourth quarter and for the fiscal year. The Company will work with its lender to seek a waiver of the related covenants. Although the lending institution waived the similar covenant for the third quarter, there can be no assurances that such a waiver will be granted in the future.



     At period end, shareholders' equity was $33.4 million and the ratio of debt-to-equity was 0.67 versus equity of $10.8 million and a debt-to-equity ratio of 3.57 at December 25, 1994. The Company believes that its working capital and credit facilities, along with cash generated from operations, will be sufficient to fund its operations for the foreseeable future.

                                    BUSINESS


     The Company designs, manufactures and markets ultrahigh frequency and microwave wireless communications products. The Company's principal product line since its inception has been radar warning detectors. The Company has become a leader in the radar warning detector market by combining its experience in ultrahigh frequency and microwave wireless technology, including digital signal processing, with its high volume manufacturing capabilities. In 1993, the Company introduced its first digital spread spectrum cordless telephone and its first wireless data modem. Both of the new product lines leverage the Company's wireless and digital signal processing expertise and high volume manufacturing capabilities.


BUSINESS STRATEGY


     The Company's business strategy is to use its core technology in ultrahigh frequency and microwave circuit design, digital signal processing, digital spread spectrum capability and digital communication techniques, together with its experience in short product development cycles and mass production, to introduce leading edge products early in new market life cycles. Using the early introduction as a platform to gain a leading market share, the Company strives to aggressively introduce subsequent versions of the product at lower prices made possible by greater production volume and manufacturing efficiencies.


     The Company's business strategy includes the following elements:


- Leverage core technology



     The Company has considerable experience in the design, development and manufacture of portable electronic wireless communication devices that operate in the ultrahigh frequency radio and microwave spectrum, having utilized this technology in its radar detection products since 1978. The Company is committed to capitalizing upon its core technology base, as shown by its development of new products and the expansion and enhancement of its technology base through significant and ongoing research and development expenditures.



- Emphasize short product development cycles



     The Company believes that short product development cycles are essential to its success. Such cycles enable the Company to capitalize upon the higher margins that are associated with the introduction of new products and positions the Company to establish itself as a leader in new markets. Since 1991, the Company has developed and introduced more than 16 radar warning detector products, four generations of digital spread spectrum cordless telephones and a series of wireless data modems.



- Increase manufacturing efficiencies, improve quality and lower product cost



     The Company uses surface mount technology ("SMT") extensively to manufacture its products. The Company was among the first to utilize SMT to manufacture consumer radar detection products. SMT is the automated manufacturing process used to place micro electronic components on printed circuit boards with a high level of accuracy at a high speed. The use of SMT enables the Company to design and manufacture products that are compact, portable and reliable and allows it to achieve manufacturing efficiencies that result in lower costs. The Company has also developed high speed automated testing capabilities in order to ensure quality and improve manufacturing efficiency. Testing procedures have become an integral part of the Company's manufacturing process encompassing all aspects of the manufacture of its products, from component to sub-assembly and finished product testing.



- Develop strategic alliances



     The Company's strategy for entering new markets is to align with companies that have established sales leadership and market positions. This strategy is designed to provide broader access to retailers and end users. The Company developed its digital spread spectrum cordless telephones and wireless data modems utilizing this teaming approach. With respect to the Company's digital spread spectrum cordless telephones, this strategy involves selling as an OEM to major cordless telephone vendors. With respect to the Company's wireless modems, this strategy involves working with cellular service providers as well as vendors of services utilizing the CDPD networks.

PRODUCTS AND MARKETS


     The Company's products are ultrahigh frequency wireless communication products that operate in the UHF radio and microwave spectrum. At the present time, the Company has developed and introduced radar warning detectors, digital spread spectrum cordless telephones and wireless data modems that utilize the CDPD networks. These three products are described in more detail below.


     CORDLESS TELEPHONES


     The market for cordless telephones has grown over the past few years and, according to industry sources, sales of all cordless telephones exceeded 17 million units in 1994, with approximately 700,000 units in the 900 megahertz ("MHz") segment. Conventional cordless phones, which operate in the 46-49 MHz segment, may be nearing the mature phase of their product life cycle. The Company believes that the growth area is in high performance telephones, which operate in the 900 MHz segment. These high performance telephones can deliver to a consumer the superior range and clarity required for cordless telephones to become a true substitute for the traditional corded telephone.



     In May 1993, the Company introduced its first digital spread spectrum high performance cordless telephone. These telephones are sold both under the ESCORT(R) brand name (the ESCORT(R) 9000 series) and to OEM customers. The Company's digital spread spectrum cordless telephones offer superior performance over traditional cordless telephones, specifically in the areas of improved voice clarity, range and communication security. The term "spread spectrum" refers to a communications technique that encodes signals to be transceived over multiple frequencies. Spread spectrum transceivers cause substantially less interference and are less susceptible to interference than conventional transceivers such as those used in traditional cordless telephones. Due to the substantially lower interference, the Federal Communications Commission has specified operating parameters for the 902-928 MHz band that are highly advantageous to spread spectrum products. The lower susceptibility to interference together with the advantageous Federal Communications Commission operating parameters have enabled the Company to design products that can achieve significantly greater range than traditional cordless telephones. Cincinnati Microwave has combined spread spectrum technology with digital signal processing technology, thereby digitizing the speech and transmitting it as a high speed data transmission. By using a high speed data transmission, no voice compression is required, resulting in a voice clarity that is comparable to a traditional corded telephone. Finally, spread spectrum encoding by its nature scrambles voice and data resulting in very secure communications.



     The Company has recently introduced its next generation of digital spread spectrum cordless telephone models, both for the Company's retail and OEM channels. These digital spread spectrum cordless telephones are less expensive to manufacture and can be sold by the Company at a lower price than its previous digital spread spectrum cordless telephone products.


     WIRELESS DATA MODEMS

     In July 1993, Cincinnati Microwave announced that it had developed a series of wireless data modems to be used in conjunction with the CDPD networks being deployed by a consortium of cellular telephone carriers. CDPD, one of the recognized leading technologies in wide area wireless data communications, is a digital system that overlays the cellular voice network and uses the idle times between cellular voice calls to transmit data. The Company's MC-DART (Mobile Cellular Data Access Radio Transceiver) wireless data modems enable data to be sent and received using the CDPD networks without the burden of wires or the costs of circuit switched connections (the traditional method used for a voice call). In order to enter this market, the Company has established marketing arrangements with five leading cellular service providers: Ameritech Mobile Services, Bell Atlantic Mobile Services, GTE Mobile Communications, McCaw Cellular Communications, Inc. and Sprint Cellular Communications. Production of the Company's wireless data modem products commenced in June 1994 and sales to date have been limited.

     In June 1995, Bell Atlantic Mobile Services, Firstnet Corporation and the Company announced that the Company's wireless data modems will provide the wireless communication link for AireTrans, the nation's first large-scale deployment of wireless credit card verification using CDPD. The system is now operational in northern New Jersey and the greater Washington, D.C. and Baltimore, Maryland metropolitan areas.


     CDPD has uses in three broad applications of data networking: mobile applications -- exchanging data with data sources in motion, such as truck fleets, portable point of sale devices and credit card verification units; fixed wireless applications -- exchanging data with data sources which are difficult or prohibitively expensive to reach, such as utility meters, vending machines and pipe line pumps; and portable applications -- such as portable computers.


     RADAR WARNING DETECTORs

     The Company's principal product since its formation has been radar warning detectors, which use microwave and other technologies to detect and amplify police radar transmissions. During 1992, the Company also began manufacturing and selling a laser detection product. The Company's superheterodyne radar warning detectors use digital signal processing and high gain laser detectors to detect police radar and laser signals and reject unwanted signals so that early identification is enhanced.


     The Company's radar warning detectors are also being used in conjunction with the Safety Alert1 system that commenced operations in a number of locales in 1995. The Safety Alert system utilizes small transmitters that emit a low power K-band microwave signal which can be mounted on anything that may constitute a traffic hazard (such as a speeding emergency vehicle, a road construction site or a locomotive approaching a grade crossing). The Safety Alert signal is encoded and when detected and decoded by an appropriately equipped radar warning detector, the signal can provide the driver with more specific information as to the nature of the traffic hazard, thereby enhancing driver safety. The Company was the first to offer products specifically designed to decode Safety Alert signals for drivers and commenced shipping such radar warning detectors in August 1994 (the PASSPORT(R) 5000) in anticipation of the system's implementation. The Company has added this capability to its entire radar warning detector product line. The Company believes that the Safety Alert systems are in limited use at present.


MARKETING AND SALES

     The Company's marketing and sales efforts are differentiated into two distinct categories: Consumer Products and Commercial Products.

     CONSUMER PRODUCTS


     The Company's radar warning detector products have traditionally been marketed under the ESCORT(R) brand name by direct advertising. Through advertisements placed in national publications, such as "Car and Driver" and "Road & Track," consumers can reach a dedicated telemarketing staff (via a toll-free phone number) to obtain additional information or place orders for the Company's products. The successful introduction of the evolving series of ESCORT(R) radar warning detectors has provided the Company with a loyal customer base that can be reached by direct mail efforts for new radar warning detector products as they become available.



     To augment this direct sales channel, the Company has developed a strategic alliance with Home Shopping Network ("HSN"). The Company's radar warning detector products are marketed to subscribers of HSN's cable shopping networks. HSN purchased a substantial part of the Company's radar warning detector output in 1994 and accounted for 14% of the Company's total net sales. For the first nine months of 1995, HSN purchases have accounted for 10% of the Company's total net sales. In addition, the Company is actively developing additional alliances with "sheltered channel" distributors. The Company also sells its radar warning detectors as an OEM supplier to COBRA Electronics Corporation.



     The Company sells its digital spread spectrum cordless telephone primarily as an OEM as well as under its ESCORT(R) brand. As an OEM, the Company designs, develops and manufactures digital spread spectrum cordless telephones for specific customers on a private label basis based upon their specifications. For the first


---------------

1"Safety Alert" is a trademark of COBRA Electronics Corporation.

nine months of 1995, purchases of digital spread spectrum cordless telephones by AT&T have accounted for 12% of the Company's total net sales.


     COMMERCIAL PRODUCTS


     The Company's commercial product marketing and sales efforts have evolved out of its OEM approach to consumer products. At present the Company's one commercial product is its wireless data modem. The Company was an early active participant with the CDPD consortium, with its engineers being consulted in the formation of the CDPD standards. The Company took advantage of this early start by aligning itself with certain cellular carriers for the marketing of its wireless data modem. The Company has established marketing arrangements with five leading cellular service providers: Ameritech Mobile Services, Bell Atlantic Mobile Services, GTE Mobile Communications, McCaw Cellular Communications, Inc. and Sprint Cellular Communications. Production of the Company's wireless data modem products commenced in June 1994 and sales to date have been limited.


     In June 1995, Bell Atlantic Mobile Services, Firstnet Corporation and the Company announced that the Company's wireless data modems will provide the wireless communication link for AireTrans, the nation's first large-scale deployment of wireless credit card verification using CDPD. The system is now operational in northern New Jersey and the greater Washington, D.C. and Baltimore, Maryland metropolitan areas.

RESEARCH AND DEVELOPMENT


     The Company believes that continued strong investment in research and development is critical to its long term growth and success. Utilizing its expertise in ultrahigh frequency and microwave wireless communications and digital signal processing, the Company intends to continue to develop new products that strengthen its position in its current markets as well as to enter new markets. The research and development activities of the Company are directed toward product development, product improvement, new product screening, technology development and manufacturing process development. All of the costs of such research and development activities are expensed as incurred.



     As of October 1, 1995, the Company employed 87 people in research and development functions. The Company's research and development expenditures (in dollars and as a percentage of net sales) were $7.2 million (14.0%) for fiscal year 1992; $8.1 million (13.9%) for fiscal year 1993; $8.4 million (13.1%) for fiscal year 1994; and $5.6 million (10.3%) for the nine months ended October 1, 1995.


MANUFACTURING


     Cincinnati Microwave designs, manufactures, tests and packages its products at its plant near Cincinnati, Ohio. All of the Company's products are designed around the Company's manufacturing processes, which particularly emphasize SMT. SMT is the automated manufacturing process used to place micro electronic components on printed circuit boards with a high level of accuracy and at high speed. The use of SMT enables the Company to design and manufacture products that are compact, portable and reliable and to achieve manufacturing efficiencies that result in lower costs. The Company believes that it is important to maintain competitive manufacturing facilities by investing in advanced manufacturing equipment (particularly SMT and automated test equipment) and by improving existing and developing new manufacturing processes.



     The Company's products include a number of high-technology components that are available from only a few suppliers and, in several cases, a single supplier. The Company frequently requires large volumes of such components and, if the Company's suppliers are unable to fulfill the Company's needs for such components, the Company may be unable to fill customer orders and its business, financial condition, including working capital, and results of operations may be materially and adversely affected. In 1993, and again in 1994, certain of the Company's suppliers were unable to deliver sufficient quantities of critical components to allow the Company to manufacture its products at previously anticipated volumes. These shortages adversely affected the Company's ability to manufacture and deliver products and, as a result, had a significant adverse effect on the Company's business, financial condition, including working capital, and results of operations. Since part of the Company's strategy is to shorten product development and introduction cycles, occasions may arise in the future where the Company's ability to produce products outpaces its suppliers' ability to supply components. There can be no assurance that the Company can continue to obtain adequate supplies or obtain such supplies at their historical cost levels. The Company has no guaranteed supply arrangements with any of its sole or limited source suppliers, does not maintain an extensive inventory of components and customarily purchases sole or limited source components pursuant to purchase orders placed from time to time in the ordinary course of business. Moreover, the Company's suppliers may, from time to time, experience production shortfalls or interruptions which impair the supply of components to the Company. There can be no assurance that such shortages will not occur in the future and adversely affect the Company's business, financial condition, including working capital, and results of operations.


TRADEMARKS AND PATENTS

     Cincinnati Microwave has a variety of patents, patent applications, registered and unregistered trademarks and registered trade names. The Company does not believe that its ability to compete in any of its product markets is currently dependent on its patents or patent applications, but does believe that its rights to, and the goodwill associated with, its ESCORT(R), PASSPORT(R) and SOLO(R) registered trademarks provide it with a marketing advantage and that its knowledge and accumulated experience in the design and mass production of ultrahigh frequency wireless transmitters and receivers incorporating digital signal processing provide it with a competitive advantage.


     Although the Company has protected its technologies and products by patent, copyright, trademark and trade secret laws to the extent that it believes necessary, the Company's intellectual property rights may be subject to infringement. There can be no assurance that the Company's measures to protect its proprietary rights will deter or prevent unauthorized use of the Company's technology. Furthermore, the laws of certain countries may not protect the Company's proprietary rights to the same extent as do the laws of the United States. In addition, the Company may, from time to time, become subject to legal claims asserting that the Company has violated intellectual property rights of third parties. In the event a third party were to sustain a valid claim against the Company and in the event any required license were not available on commercially reasonable terms, the Company's business, financial condition, including working capital, and results of operations could be materially and adversely affected. Litigation, which could result in substantial costs to and diversion of resources of the Company, may also be necessary to enforce intellectual property rights of the Company or to defend the Company against claimed infringement of the rights of others.


COMPETITION


     All markets in which the Company participates are highly competitive. The market for conventional cordless telephones is largely driven by AT&T, followed by four major brands (Bell South, GE, Panasonic and Sony), several other Regional Bell brands and a host of minor brands. The market for high performance cordless telephones, such as those manufactured by the Company, is relatively new. The Company's major competitors in the high performance cordless telephone market segment are Panasonic, Uniden and Vtech. Competition in this segment is currently based primarily on product performance, features and price. Many current or prospective competitors serving this market are substantially larger than the Company and possess significantly greater financial, marketing and technical resources than the Company. There can be no assurance that the Company will be successful against its competition in this market.



     The Company's wireless data modems have been proven fully operational on commercial CDPD networks. The market for wireless data modems is still developing, and there are current or prospective competitors, such as Motorola and PCSI, a subsidiary of Cirrus Logic, who are substantially larger than the Company and possess significantly greater financial and technical resources. There can be no assurance that the Company will compete successfully in this market.



     The market for radar warning detectors is highly competitive, has matured and is declining. As the market has moved toward lower priced products offering fewer features, competition has been based primarily on price and, to a lesser degree, product quality, availability and performance. Lower than expected demand for the Company's radar warning detectors, coupled with intense price competition in the radar warning detector market, adversely affected the Company's fourth quarter 1994 results. A recurrence of these conditions would have a material adverse effect on the Company. See "Recent Developments."

GOVERNMENT REGULATION


     Existing, pending or future legislation prohibiting the use, possession or sale of radar warning detectors or future legislation by states increasing speed limits could have a material adverse effect on the Company's business. Currently, there are two jurisdictions in the United States which have specific prohibitions against the use, possession or sale of radar warning detectors in automobiles. In addition, two other jurisdictions prohibit the use of radar warning detectors in large commercial vehicles only and, in January 1994, the Federal Highway Administration enacted a regulation banning radar warning detectors from commercial vehicles weighing over 18,000 pounds, from buses carrying 16 or more passengers and from trucks transporting hazardous materials on highways funded by the Federal Government. This is, in effect, a ban on use of such radar warning detectors in all large trucks and buses. On November 28, 1995, a federal law was enacted that eliminated the existing federal requirement that states comply with national maximum speed limit provisions before receiving certain federal funds. This law has resulted in higher speed limits in some states.



     In addition, radio communications are subject to regulation by United States and foreign laws and international treaties. The Company's digital spread spectrum cordless telephones and wireless data modems must conform to domestic and international requirements established to avoid interference among users of radio frequencies. Therefore, the Company's opportunities to introduce new products may be limited to the extent that suitable radio frequencies are not available.


EMPLOYEES


     As of October 1, 1995 the Company had 504 employees: 92 employees in engineering, 277 employees in manufacturing, 93 employees in sales and marketing and 42 employees in administration. The Company believes that its relations with its employees are good. None of the Company's employees is represented by a labor union or covered by a collective bargaining agreement, and the Company has never experienced a work stoppage as a result of its employee relations.


PROPERTIES

     Cincinnati Microwave owns its manufacturing and research facilities and executive offices located on 13 acres of land near the intersection of Fields-Ertel Road and I-71, approximately twenty miles north of Cincinnati, Ohio. The building at One Microwave Plaza, built in 1982 and expanded in 1986, is a modern 172,000 square foot, one-story building.

     The Company also owns substantially all of the equipment associated with its manufacturing, research and testing operations. The Company has acquired certain equipment through leasing arrangements. All equipment is modern, in good operating condition and well-maintained and, except for leased equipment, is currently used as collateral for the line of credit with the current lender.


LEGAL PROCEEDINGS



     Four shareholder lawsuits are currently pending against the Company. On October 18, 1995, an action was filed in the United States District Court, Southern District of Ohio, Western Division, by Richard Kaufman, individually and allegedly on behalf of all others similarly situated, against the Company, James L. Jaeger, Jacques A. Robinson, John W. Noland, the Company's directors, Montgomery Securities and Roney & Co. On October 24, 1995, another action was filed in the United States District Court, Southern District of Ohio, Western Division, by Bruce Stumpf and Paul J. O'Reilly, individually and allegedly on behalf of others similarly situated, against the same defendants named in the Kaufman suit. Both actions allege that, in connection with the sale of 4,600,000 Common Shares of the Company in a public offering in late August 1995, the defendants had violated various sections of the Securities Act of 1933 and had made negligent misrepresentations. The plaintiffs generally seek damages in an amount equal to the difference between the price paid for the shares purchased in the public offering and either the current value of such shares, if currently held, or the price at which such shares were disposed of in the market, if disposed of before the commencement of the action; or, alternatively, to rescind the purchases and recover the consideration paid for the shares or, if such shares are no longer held by plaintiffs, for unspecified damages.

     On October 18, 1995, an action was filed in the United States District Court, Southern District of Ohio, Western Division, by Chesapeake Capital Group, Inc., for itself and allegedly on behalf of all others similarly situated, against the Company, James L. Jaeger, Jacques A. Robinson, John W. Noland, Montgomery Securities and Roney & Co. alleging that, in connection with the public offering of 4,600,000 Common Shares of the Company in August-September 1995, the defendants had violated sections of the Securities Exchange Act of 1934 and the Securities Act of 1933. On November 2, 1995, an action was filed in the United States District Court, Southern District of Ohio, Western Division, by Mary Ellen Guthrie and Ronald S. Rees, individually and allegedly on behalf of all others similarly situated, against the Company, James L. Jaeger and Jacques A. Robinson, alleging that the defendants violated sections of the Securities and Exchange Act of 1934. Both complaints seek unspecified damages to be determined at trial.



     The Company is presently evaluating the allegations contained in these lawsuits and intends to vigorously defend itself.


                                   MANAGEMENT

     The following table sets forth certain information with respect to the executive officers and directors of the Company:


        NAME             AGE                               POSITION
---------------------    ---     -------------------------------------------------------------
James L. Jaeger          47      Chairman of the Board
Jacques A. Robinson      48      President, Chief Executive Officer, Chief Operating Officer
                                 and Director
R. Gregory Blair         48      Vice President/Product Management
Anita L. Hromish         41      Vice President/Chief Information Officer
Thomas H. Perszyk        48      Vice President/Engineering
Walter P. Masavage       60      Vice President/Finance, Treasurer and Secretary
Robert J. Brockman       50      Vice President/Commercial Products Marketing and Sales
Craig V. Wolf            47      Vice President/Chief Financial Officer
Charles M. Fullgraf      77      Director
Joseph M. O'Donnell      49      Director
Gilbert L. Wachsman      47      Director
Erika Williams           48      Director


     James L. Jaeger is a founder of the Company. In May 1985 he was elected Chairman of the Board. He also served as Chief Executive Officer of the Company from June 1983 until June 1988 and from January 1990 through April 22, 1991. He has been a Director of the Company since 1976. Mr. Jaeger spends substantially all of his time on activities outside of the Company.


     Jacques A. Robinson has been President and Chief Executive Officer of the Company since April 23, 1991, Chief Operating Officer of the Company since December 1, 1995 and President of The Scotcrest Group since its incorporation in 1989. From July 1987 through February 1991, Mr. Robinson served as President of Carillon Technology, Inc. (a California company that manufactured consumer audio technology products). From 1979 through June 1987, Mr. Robinson held various positions with the General Electric Company; his most recent position with that company was Vice President and General Manager of the Consumer Electronics Business Operations. He has been a Director of the Company since 1991.



     R. Gregory Blair is Vice President/Products Management. Mr. Blair joined the Company in December 1984 as its Director of Manufacturing and in October 1985 was appointed Vice President-Operations. He also served as President and Chief Operating Officer of Guardian Technologies, Inc., a wholly owned subsidiary of the Company, from March 1987 to November 1988, and as President and Chief Operating Officer of CMI Technologies, Inc., a wholly owned subsidiary of the Company, from November 1988 until September 1991.


     Anita L. Hromish is Vice President/Chief Information Officer of the Company. Ms. Hromish joined the Company in March 1986 and has assumed positions of increasing responsibility during this time. From 1979 to

1984, Ms. Hromish was employed by The Procter & Gamble Company ("P&G") (a diversified manufacturer of household and industrial products headquartered in Cincinnati, Ohio) in the Management Systems Division. Ms. Hromish was appointed Vice President in July 1993.

     Thomas H. Perszyk is Vice President/Engineering. Prior to joining the Company in December 1994, Mr. Perszyk was Senior Resource Manager-Engineering for Motorola and had 24 years of experience with Motorola in the electrical/electronics engineering field. Recent product responsibilities included a wide range of portable communication equipment and involved worldwide assignments in engineering and manufacturing.


     Walter P. Masavage, Vice President/Finance, Treasurer and Secretary, worked for the General Electric Company for 31 years and Thomson Consumer Electronics, Inc. (a world wide consumer electronics products manufacturing and marketing company) for six years in accounting management positions of increasing responsibility. Before joining Cincinnati Microwave, Mr. Masavage was CFO of Thomson Consumer Electronics' Canadian affiliate. Mr. Masavage joined the Company in May 1994 and was appointed Vice President in May 1994 and Treasurer and Secretary in January 1995.



     Robert J. Brockman is Vice President/Commercial Products Marketing and Sales. After ten years with the Power Generation Division of Babcock & Wilcox (a manufacturer of steam generating equipment for utility and industrial power generation), as R&D Program Manager, Mr. Brockman joined Bailey Controls Company (a manufacturer of electronic process control equipment) as Manager, Product Planning and Marketing. Mr. Brockman then served as Manager, Marketing and Sales for the General Electric Company's Display Product Operations from 1985 to 1993. Mr. Brockman joined the Company and was appointed Vice President in June 1994.



     Craig V. Wolf is Vice President/Chief Financial Officer. Prior to joining the Company on December 12, 1995, Mr. Wolf was General Manager of Armco Financial Group and President of Armco Financial Services Corporation, two units of Pittsburgh-based Armco, Inc. Prior to that, Mr. Wolf was corporate director of internal audit for Armco, Inc. Between 1977 and 1989, Mr. Wolf served in a number of domestic and international financial capacities for FMC Corporation.



     Charles M. Fullgraf retired from P&G in 1982 after a 42-year career serving P&G in various management positions. From 1978 to 1982 Mr. Fullgraf was a Group Vice President of P&G and served on its Board of Directors. He also served as a trustee of the P&G Profit Sharing Trust. He has been a Director of the Company since 1985.


     Joseph M. O'Donnell is currently Managing Director of his own consulting firm. Mr. O'Donnell also has been President and Chief Executive Officer of Computer Products, Inc. (a multi-national manufacturer of electronic products and subsystems) since July 1994. Mr. O'Donnell was Chief Executive Officer of Savin Corporation (a manufacturer of office products and equipment) from October 1993 to February 1994. From June 1990 through July 1992, Mr. O'Donnell was President and Chief Executive Officer of GO/DAN Industries (a company that manufactures and markets products for the automotive aftermarket business). From October 1988 to May 1990, Mr. O'Donnell was Group Vice President of Handy & Harmon (a company primarily involved in precious metals refining, stamping, forging and fabrication headquartered in New York, New York); from August 1987 to September 1988 he was President of OD&S Ventures, Inc. (a venture capital company). He has been a Director of the Company since 1991.


     Gilbert L. Wachsman is currently Senior Vice President of Hard Lines of Kmart Stores, Inc. and President of Wachsman Management Consulting, Inc., which provides consulting services to retailers and consumer oriented manufacturers, since 1990. Pursuant to his consulting practice, Mr. Wachsman served as Vice Chairman of Universal International, Inc. (a wholesaler/retailer of close-out merchandise) from October 1992 to February 1995. From December 1988 to July 1990, Mr. Wachsman was President of Lieberman Enterprises (a distributor of pre-recorded music, video and personal computer software); from January 1986 to December 1988 he was President of Child World, Inc. (one of the largest U.S. toy chains). He has been a Director of the Company since 1991.



     Erika Williams is currently President of the Erika Williams Group, a consulting firm. Ms. Williams also is Chief Operating Officer of System Integrators, Inc. (a company that designs, manufactures and markets services publishing systems to the newspaper publishing industry). From 1993 to March 1995, Ms. Williams was Senior Vice President and General Manager of Enterprise Storage Systems of Amdahl Corporation (a developer and manufacturer of mainframe computers) of Sunnyvale, California. Since 1978, Ms. Williams held various positions with Amdahl Corporation including the Corporate Officer responsible for product management of the main frame business, Vice President of Processor Technology and Development and Director of Product Software and Diagnostics. She has been a Director of the Company since 1994.


                   DESCRIPTION OF CAPITAL STOCK AND WARRANTS



     The Company's authorized capital stock consists of 20,000,000 Common Shares, without par value, and 100,000 Preferred Shares. As of November 1, 1995 the issued and outstanding capital stock of the Company consisted of 15,595,116 Common Shares. In addition, as of November 1, 1995, the Company had 1,073,620 Warrants issued and outstanding as described below.


     The following summary of certain matters relating to the capital stock of the Company is qualified in its entirety by the provisions of the Company's Articles of Incorporation and Regulations.

COMMON STOCK


     The Company had 15,595,116 Common Shares issued and outstanding on November 1, 1995. Holders of Common Shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Shareholders have the right to cumulate their votes in the election of directors.


     Holders of Common Shares are entitled to share in such dividends as the Board of Directors, in its discretion, may validly declare from funds legally available. In the event of liquidation, each outstanding Common Share entitles its holder to participate ratably in the assets remaining after payment of liabilities.

     Shareholders have no preemptive or other rights to subscribe for or purchase additional shares of any class of stock or any other securities of the Company, and there are no redemption or sinking fund provisions with regard to the Common Shares. All outstanding Common Shares are fully paid, validly issued and non-assessable.

     The vote of the holders of 66 2/3% of all outstanding Common Shares is required to amend the Articles of Incorporation and to approve mergers, reorganizations, and similar transactions.

PREFERRED STOCK


     The Articles authorize the Board of Directors to designate and issue, from time to time, Preferred Shares in one or more series. The Board of Directors is authorized, to the extent permitted by applicable law, to fix and determine the relative rights and preferences of the shares of any series so established with respect to, among other things, dividend or distribution rights, the dates of payments of dividends or distributions and the dates from which they are cumulative, liquidation price, redemption rights and price, sinking fund requirements, conversion or exchange rights and certain other terms of the Preferred Shares. Because the rights and preferences set by the Board of Directors for a series of Preferred Shares may be superior to the rights and preferences of the Common Shares, the issuance of such series may adversely affect the rights of the holders of Common Shares. As of the date of this Amended Prospectus, the Board of Directors had not authorized or issued any series of Preferred Shares and had no plans, agreements or understandings for such authorization or issuance.


     While issuance of Preferred Shares could provide needed flexibility in connection with possible acquisitions and other corporate purposes, such issuance also could make it more difficult for a prospective acquiror to acquire a majority of the outstanding voting shares of the Company and could discourage an attempt to gain control of the Company. Such authority granted to the Board of Directors could adversely affect the market price of the Common Shares.


WARRANTS



     Each Warrant entitles the holder thereof to purchase one of the Company's Common Shares at an exercise price of $4.00 at any time prior to 5:00 p.m., Eastern Standard Time, on December 31, 1998. As of

November 1, 1995 1,073,620 Warrants were outstanding. The number of shares purchasable upon exercise of the Warrants and the exercise price shall be subject to adjustment to reflect, among other things, stock dividends on or stock splits of the Common Shares or reclassification of the Common Shares. In such situations, the number of shares purchasable upon exercise will be adjusted so that the Warrant holder shall be entitled to receive the kind and number of shares which the holder thereof would have owned or been entitled to receive after the occurrence of any of such events if the Warrants had been exercised prior thereto. The exercise price will be adjusted accordingly. The Warrants do not confer upon the holders thereof any of the rights or privileges of a shareholder. Accordingly, the Warrants do not entitle holders thereof to receive any dividends, to vote, to call meetings or to receive any distribution upon a liquidation of the Company. The Company has authorized and reserved for issuance a number of Common Shares sufficient to provide for the exercise of the rights represented by the Warrants. Shares issued upon exercise of the Warrants will be fully paid and non-assessable. Warrants not exercised prior to 5:00 p.m., Eastern Standard Time, on December 31, 1998, shall become null and void.



     The Warrants may be exercised during the exercise period stated above by delivery of the Warrant Certificate, with the subscription form on the reverse side of the Warrant Certificate fully executed, to the Company's transfer agent, the State Street Bank And Trust Company, together with a check payable to the State Street Bank And Trust Company in an amount equal to the Warrant exercise price multiplied by the number of Common Shares being purchased. The Company or its transfer agent will issue a new Warrant Certificate representing the unexercised but not expired Warrants.



     A complete statement of the terms and conditions pertaining to the Warrants is contained in the Warrant Certificate, copies of which can be obtained from the Company. This description is qualified in its entirety by the text of the Warrant Certificate.



PROVISIONS EFFECTING BUSINESS COMBINATIONS



     Chapter 1704 of the Ohio Revised Code may be viewed as having an anti-takeover effect. This statute, in general, prohibits an "issuing public corporation" (the definition of which would include the Company) from entering into a "Chapter 1704 Transaction" with the beneficial owner (or affiliates of such beneficial owner) of 10% or more of the outstanding shares of the corporation (an "interested shareholder") for at least three years following the date on which the interested shareholder attains such 10% ownership, unless the board of directors of the corporation approves, prior to such person becoming an interested shareholder, either the transaction or the acquisition of shares resulting in a 10% ownership. A "Chapter 1704 Transaction" is broadly defined to include, among other things, a merger or consolidation with, sale of substantial assets to, or the receipt of a loan, guaranty or other financial benefit (which is not proportionately received by all shareholders) by the interested shareholder. Following the expiration of such three-year period, a Chapter 1704 Transaction with the interested shareholder is permitted only if either (i) the transaction is approved by the holders of at least two-thirds of the voting power of the corporation (or such different proportion as set forth in the corporation's articles of incorporation), including a majority of the outstanding shares, excluding those owned by the interested shareholder, or (ii) the business combination results in the shareholders other than the interested shareholder receiving a prescribed "fair price" for their shares. One significant effect of Chapter 1704 is to cause an interested shareholder to negotiate with the board of directors of a corporation prior to becoming an interested shareholder.


     In addition, Section 1707.043 of the Ohio Revised Code requires a person or entity that makes a proposal to acquire the control of a corporation to repay to that corporation any profits made from trades in the corporation's stock within 18 months after making the control proposal.

TRANSFER AGENT AND REGISTRAR


     The registrar and transfer agent for the Company's Common Shares is the State Street Bank and Trust Company, Boston, Massachusetts.

                              PLAN OF DISTRIBUTION


     The Units offered pursuant to the Offering were offered by the Company directly to holders of its Common Shares. Roney & Co. ("Roney") was retained by the Company to act as Dealer Manager in connection with the Offering. The Dealer Manager coordinated all aspects of marketing of the Offering through the conduct of informational meetings, the direct solicitation of certain identified shareholders and the management of Soliciting Dealers that also solicited the exercise of Rights. For acting as Dealer Manager, the Company paid the Dealer Manager a fee equal to 3.0% of the Subscription Price per Unit received for Units sold in this Offering with a minimum Dealer Manager fee of $175,000 and an expense allowance equal to 0.25% of the Subscription Price received for the Units. In addition, the Company reimbursed certain of the Dealer Manager's expenses, including legal and other out-of-pocket expenses not to exceed $90,000. The Company paid each Soliciting Dealer designated by an exercising Right Holder on the Subscription Rights Certificate, including the Dealer Manager, a fee (the "Solicitation Fee") up to 3.5% in respect of each Unit purchased by such Right Holder, excluding those Units purchased by directors, officers, employees and their affiliates.



     Roney acted as financial advisor in connection with the Offering, including providing assistance to the Company in determining the Subscription Price. The Company agreed to pay Roney a financial advisory fee of $50,000. The $50,000 advisory fee was credited against fees received for Units sold in the Offering in excess of $125,000. In addition, Roney may perform other financial advisory and investment banking services for the Company in the future for which it may receive compensation. Roney acted as a co-underwriter in a recently completed offering of 1,150,000 Common Shares by the Company and 3,450,000 Common Shares by James L. Jaeger, Chairman of the Board of Directors.



     Other than the Dealer Manager and the Soliciting Dealers, the Company did not employ any brokers, dealers or underwriters to solicit the exercise of Rights in the Offering and, except as described herein, no other commissions, fees or discounts were paid in connection with the Offering.



     The Company has agreed to indemnify the Dealer Manager and the Soliciting Dealers against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Dealer Manager or the Soliciting Dealers may be required to make in respect thereof.



     The Company paid the fees and expenses of State Street Bank and Trust Company, as Subscription Agent, and also agreed to indemnify the Subscription Agent from certain liabilities in connection with the Offering.



     The Company offered up to 20,000 Units at the Subscription Price to certain members of Company management and other Company employees other than Jacques A. Robinson, President, and James L. Jaeger, Chairman of the Board.



                                 LEGAL MATTERS



     The validity of the Common Shares and Warrants were passed upon for the Company by Frost & Jacobs, 201 East Fifth Street, Cincinnati, Ohio 45202.



                                    EXPERTS



     The consolidated financial statements as of December 25, 1994 and December 26, 1993 and for each of the three years in the period ended December 25, 1994 included in this Amended Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



                             ADDITIONAL INFORMATION



     The Company has filed with the Commission a Registration Statement under the Securities Act of 1933 with respect to the Common Shares offered hereby. This Amended Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Shares, reference is hereby made to such Registration Statement and to the exhibits and schedules thereto. The Registration Statement can be inspected without charge at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained therefrom at prescribed rates.



                             AVAILABLE INFORMATION



     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following SEC Regional Offices: Seven World Trade Center, New York, NY 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies can be obtained from the SEC by mail at prescribed rates. Requests should be directed to the SEC's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Shares are included in the NASDAQ National Market system and reports and other information concerning the Company may also be inspected and copied at the offices of The Nasdaq Stock Market, Inc. at 1735 K Street, N.W. Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants....................................................   F-2
Balance Sheet as of December 26, 1993 and December 25, 1994 and
  October 1, 1995 (unaudited)........................................................   F-3
Statement of Operations for the years ended December 27, 1992, December 26, 1993 and
  December 25, 1994 and the unaudited nine month periods ended September 25, 1994 and
  October 1, 1995....................................................................   F-4
Statement of Cash Flows for the years ended December 27, 1992, December 26, 1993 and
  December 25, 1994 and the unaudited nine month periods ended September 25, 1994 and
  October 1, 1995....................................................................   F-5
Statement of Shareholders' Equity as of December 27, 1992, December 26, 1993 and
  December 25, 1994..................................................................   F-6
Notes to Financial Statements........................................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Cincinnati Microwave, Inc.


     In our opinion, the accompanying balance sheet and the related statements of operations, of cash flows, and of shareholders' equity present fairly, in all material respects, the financial position of Cincinnati Microwave, Inc. and its subsidiaries as of December 25, 1994 and December 26, 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 25, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Cincinnati Microwave, Inc. management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP


PRICE WATERHOUSE LLP

Cincinnati, Ohio

February 3, 1995

                           CINCINNATI MICROWAVE, INC.

                                 BALANCE SHEET

                             (AMOUNTS IN THOUSANDS)


                                                 DECEMBER 26,     DECEMBER 25,     OCTOBER 1,
                                                     1993             1994            1995
                                                 ------------     ------------     -----------
                                                                                   (UNAUDITED)
ASSETS
Cash and cash equivalents......................    $  2,842         $     40         $   614
Accounts receivable (less allowances of $43 -
  1994 and $2 - 1993)..........................       3,636            5,137          16,500
Inventories, net (Note 6)......................       7,299            9,159          19,864
Property held for sale.........................         212               --              --
Other..........................................         537              602             655
                                                   --------         --------         -------
  Total Current Assets.........................      14,526           14,938          37,633
                                                   --------         --------         -------
Restricted cash................................         134              505             308
Property, plant and equipment, less accumulated
  depreciation (Note 7)........................      14,086           14,543          14,194
Patents, trade names and other identifiable
  intangible assets, net of accumulated
  amortization of
  $3,759 - 1994 and $3,459 - 1993..............       1,345            1,045             820
Excess of purchase price over fair value of net
  assets acquired, net of accumulated
  amortization of
  $5,973 - 1994 and $5,454 - 1993..............       2,327            1,808           1,420
                                                   --------         --------         -------
  Total Assets.................................    $ 32,418         $ 32,839         $54,375
                                                   ========         ========         =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable...............................    $  3,884         $  8,627         $ 9,609
Current Portion of long-term debt (Note 10)....       6,001              600           4,501
Accrued taxes..................................       1,461            1,468              62
Unearned revenue...............................         393              709             700
Current lease obligations (Note 8).............         346            1,164             995
Other..........................................       2,695            4,071           4,028
                                                   --------         --------         -------
  Total Current Liabilities....................      14,780           16,639          19,895
                                                   --------         --------         -------
Long term debt (Note 10).......................          --            7,419              --
Lease obligations (Note 8).....................         418            1,422             725
Unearned revenue - noncurrent..................         390              457             365
Contingencies (Note 15)........................
Common shares, without par value ($.20 stated
  value); 20,000,000 shares authorized;
  17,053,120 shares issued in 1993 and 1994....       3,411            3,411           3,641
Paid-in capital................................      18,163           17,578          24,190
Retained earnings..............................      37,181           26,921          22,919
Treasury stock at cost, 6,110,264 shares - 1994
  and 6,225,658 shares - 1993..................     (41,925)         (41,008)        (17,360)
                                                   --------         --------         -------
  Total Shareholders' Equity...................      16,830            6,902          33,390
                                                   --------         --------         -------
  Total Liabilities and Shareholders' Equity...    $ 32,418         $ 32,839         $54,375
                                                   ========         ========         =======


   The accompanying notes are an integral part of these financial statements.

                           CINCINNATI MICROWAVE, INC.


                            STATEMENT OF OPERATIONS


                  (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)


                                                       FOR THE YEAR ENDED                          NINE MONTHS ENDED
                                         ----------------------------------------------     -------------------------------
                                         DECEMBER 27,     DECEMBER 26,     DECEMBER 25,     SEPTEMBER 25,      OCTOBER 1,
                                             1992             1993             1994             1994              1995
                                         ------------     ------------     ------------     -------------     -------------
                                                                                                      (UNAUDITED)
Net sales............................      $ 51,339         $ 58,461         $ 64,708          $41,341           $54,782
Cost of sales........................        37,819           39,778           50,359           29,820            41,817
                                           --------         --------         --------          -------           -------
  Gross profit.......................        13,520           18,683           14,349           11,521            12,965
                                           --------         --------         --------          -------           -------
Operating expenses:
  Research & development.............         7,182            8,117            8,449            6,326             5,631
  Selling............................        10,707           10,391           12,671            9,152             8,307
  Administrative.....................         3,057            3,259            3,253            2,409             3,575
                                           --------         --------         --------          -------           -------
                                             20,946           21,767           24,373           17,887            17,513
                                           --------         --------         --------          -------           -------
    Operating loss...................        (7,426)          (3,084)         (10,024)          (6,366)           (4,548)
Gain on sale of marketable equity
  securities.........................            --            1,435               --               --                --
Interest expense.....................          (204)            (521)            (738)            (459)             (838)
Other income (expense), net (Note
  14)................................        (1,128)             886              502              506               (54)
                                           --------         --------         --------          -------           -------
    Loss from continuing operations
      before income taxes............        (8,758)          (1,284)         (10,260)          (6,319)           (5,440)
Income tax benefit (Note 9)..........            --               --               --               --            (1,438)
                                           --------         --------         --------          -------           -------
    Loss from continuing
      operations.....................        (8,758)          (1,284)         (10,260)          (6,319)           (4,002)
Discontinued operations (Note 3).....         1,449               --               --               --                --
                                           --------         --------         --------          -------           -------
    Loss before extraordinary item           (7,309)          (1,284)         (10,260)          (6,319)           (4,002)
Realization of net operating loss
  carryforward (Note 4)..............           869               --               --               --                --
                                           --------         --------         --------          -------           -------
    Net loss.........................      $ (6,440)        $ (1,284)        $(10,260)         $(6,319)          $(4,002)
                                           ========         ========         ========          =======           =======
(Net loss) earnings per share (Note
  1):
  Continuing operations..............      $  (0.80)        $  (0.12)        $  (0.94)         $ (0.58)          $ (0.28)
  Discontinued operations............          0.13               --               --               --                --
  Realization of net operating loss
    carryforward.....................          0.08               --               --               --                --
                                           --------         --------         --------          -------           -------
    Net loss.........................      $  (0.59)        $  (0.12)        $  (0.94)         $ (0.58)          $ (0.28)
                                           ========         ========         ========          =======           =======
Weighted average number of shares
  outstanding........................        10,919           10,691           10,880           10,864            14,175


   The accompanying notes are an integral part of these financial statements.

                           CINCINNATI MICROWAVE, INC.

                            STATEMENT OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)


                                                   FOR THE YEAR ENDED                  NINE MONTHS ENDED
                                        ----------------------------------------  ----------------------------
                                        DECEMBER 27,  DECEMBER 26,  DECEMBER 25,  SEPTEMBER 25,   OCTOBER 1,
                                            1992          1993          1994          1994           1995
                                        ------------  ------------  ------------  -------------  -------------
                                                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING
  ACTIVITIES
  Net loss..............................   $ (6,440)    $ (1,284)     $(10,260)      $(6,319)       $(4,002)
                                        ------------  ------------  ------------  -------------  -------------
  Adjustments to reconcile net loss to
    net cash provided by (used in)
    operations:
    Depreciation........................      3,095        3,346         3,697         2,616          2,894
    Amortization........................        819          819           819           614            613
    Loss (gain) on disposition of
      property, plant and equipment.....        163         (738)         (658)         (658)            --
    Gain on sale of marketable equity
      securities........................         --       (1,435)           --            --             --
    Increase in marketable equity
      securities........................     (5,880)          --            --            --             --
    Net assets of discontinued
      operations........................      2,122         (175)          (61)           --             --
    Diminution of long-term
      investments.......................      1,400           --            --            --             --
    Treasury stock issued as
      compensation......................        713          183            68            --             --
    Other non-cash charges (credits),
      net...............................       (132)        (142)          118            50             72
  Changes in operating assets and
    liabilities excluding discontinued
    operations:
    Accounts receivable.................         (7)         262        (1,501)          (92)       (11,363)
    Inventories.........................     (3,745)       2,515        (1,860)       (8,211)       (10,705)
    Other current assets................        (80)        (401)          (58)         (373)           (53)
    Accounts payable....................      7,497       (9,103)        4,743         6,410            982
    Accrued taxes.......................        264         (353)            7           (18)        (1,406)
    Unearned revenue....................        279           13           384           323           (101)
    Other current liabilities...........       (183)        (535)        1,436            --             --
    Other non-current operating assets
      and liabilities...................        150          227            (7)          909            (43)
                                        ------------  ------------  ------------  -------------  -------------
    Total adjustments/changes...........      6,475       (5,517)        7,127         1,570        (19,110)
                                        ------------  ------------  ------------  -------------  -------------
NET CASH PROVIDED BY (USED IN) OPERATING
  ACTIVITIES............................         35       (6,801)       (3,133)       (4,749)       (23,112)
                                        ------------  ------------  ------------  -------------  -------------
CASH FLOW FROM INVESTING ACTIVITIES
  Acquisition of property, plant and
    equipment...........................     (4,844)      (1,766)       (4,222)       (3,265)        (2,545)
  Proceeds from sale of assets..........      1,223          976           820           820             --
  Proceeds from sale of marketable
    equity securities...................         --        7,315            --            --             --
  (Increase) decrease in restricted
    cash................................         --         (134)         (371)         (200)           197
                                        ------------  ------------  ------------  -------------  -------------
    NET CASH PROVIDED BY (USED IN)
      INVESTING ACTIVITIES..............     (3,621)       6,391        (3,773)       (2,645)        (2,348)
                                        ------------  ------------  ------------  -------------  -------------
CASH FLOW FROM FINANCING ACTIVITIES
  Proceeds from notes payable...........      6,000        1,500        12,125         9,440          9,097
  Payments on notes payable.............     (4,000)      (1,499)      (10,107)       (6,169)       (12,615)
  Proceeds from lease obligations.......         --        1,213         2,526         1,670             --
  Payments on lease obligations.........         --         (297)         (704)         (424)          (866)
  Issuance of treasury stock............         --          290           264           298            366
  Issuance of Warrants..................                                                  --          1,631
  Net proceeds of Stock and Units
    offerings...........................         --           --            --            --         28,421
                                        ------------  ------------  ------------  -------------  -------------
NET CASH PROVIDED BY FINANCING
  ACTIVITIES............................      2,000        1,207         4,104         4,815         26,034
                                        ------------  ------------  ------------  -------------  -------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...........................     (1,586)         797        (2,802)       (2,579)           574
CASH AND CASH EQUIVALENTS AT BEGINNING
  OF PERIOD.............................      3,631        2,045         2,842         2,842             40
                                        ------------  ------------  ------------  -------------  -------------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD................................   $  2,045     $  2,842      $     40       $   263        $   614
                                        ============== ============== ============== ============== ==============
Supplemental cash flow disclosure:
  Interest paid.........................   $    204     $    521      $    738       $   459        $   838
                                        ============== ============== ============== ============== ==============


   The accompanying notes are an integral part of these financial statements.

                           CINCINNATI MICROWAVE, INC.


                       STATEMENT OF SHAREHOLDERS' EQUITY


                    (AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)


                                            COMMON SHARES                                      TREASURY STOCK
                                       -----------------------    PAID-IN      RETAINED    -----------------------
                                         SHARES       VALUE       CAPITAL      EARNINGS      SHARES       VALUE        TOTAL
                                       -----------  ----------   ----------   ----------   ----------   ----------   ----------
Balance December 29, 1991.............  17,053,120    $  3,411    $  19,343    $  44,905   (6,616,238)   $ (44,291)   $  23,368
Net loss..............................                                            (6,440)                                (6,440)
Restricted shares expense.............                                   70                                                  70
Cancellation of restricted shares.....                                  356                   (36,761)        (356)          --
Treasury stock issued to Employee
  Stock Ownership Plan................                                 (162)                   41,221          238           76
Shares issued under stock option
  plan................................                                  (36)                   11,650           69           33
Issuance of shares as compensation....                                  (60)                   15,347          102           42
Other.................................                                 (538)                  150,090        1,030          492
                                        ----------    --------    ---------    ---------   ----------    ---------    ---------
Balance December 27, 1992.............  17,053,120       3,411       18,973       38,465   (6,434,691)     (43,208)      17,641
Net loss..............................                                            (1,284)                                (1,284)
Shares issued under stock option
  plan................................                                 (643)                  151,850          933          290
Issuance of shares as compensation....                                 (167)                   57,183          350          183
                                        ----------    --------    ---------    ---------   ----------    ---------    ---------
Balance December 26, 1993.............  17,053,120       3,411       18,163       37,181   (6,225,658)     (41,925)      16,830
Net loss..............................                                           (10,260)                               (10,260)
Shares issued under stock option
  plan................................                                 (553)                  109,625          817          264
Issuance of shares as compensation....                                  (32)                    5,769          100           68
                                        ----------    --------    ---------    ---------   ----------    ---------    ---------
Balance December 25, 1994.............  17,053,120    $  3,411    $  17,578    $  26,921   (6,110,264)   $ (41,008)   $   6,902
                                        ==========    ========    =========    =========   ==========    =========    =========


   The accompanying notes are an integral part of these financial statements.

                           CINCINNATI MICROWAVE, INC.


                         NOTES TO FINANCIAL STATEMENTS



                    (DOLLARS IN THOUSANDS EXCEPT SHARE DATA)


NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


  CASH AND CASH EQUIVALENTS



     Cash and cash equivalents consist of cash in the bank, commercial paper and various money market instruments with maturities of three months or less and are carried at cost which approximates market value.



  INVENTORIES



     Inventories are stated at the lower of cost or market. Cost is determined by the FIFO (first-in, first-out) method.



  RESTRICTED CASH



     Restricted cash consists of cash in the bank restricted as to its use for customer credit card processing and lease commitments.



  PROPERTY, PLANT AND EQUIPMENT



     Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over 5 to 40 years. Manufacturing, test, and engineering equipment are depreciated over 1 to 7 years, while office, computer and other equipment is depreciated over 1 to 5 years. Gain or loss realized on disposition of properties is included in income. Major additions and improvements are capitalized while maintenance and repairs are expensed.



  INTANGIBLE ASSETS



     Intangible assets are amortized using the straight-line method. Patents, trade names and the excess of the purchase price over the fair value of net assets acquired are being amortized over periods not to exceed fifteen years. Intangible assets are considered impaired if net assets exceed the projected future cash flows from the sales of related products.



  REVENUE RECOGNITION



     Revenue is recognized from sales when the product is shipped. The Company provides a 30 day, money-back guarantee on the majority of its products. The Company also provides, at no cost to its customers, a one year warranty on the majority of its products. The Company records the estimated future costs of returns and warranties in the year of the sale.



  UNEARNED REVENUE



     The Company offers two and five year warranties for a fee to certain customers. Unearned revenue is amortized on a straight-line basis over the warranty period.



  EARNINGS PER SHARE



     Earnings per share are computed based on the weighted average number of shares of common stock outstanding during each period.



  INCOME TAXES



     Effective December 28, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) 109 "Accounting for Income Taxes" by using the prospective method. The effect of the change was not material to the results of operations or financial condition of the Company. SFAS 109 requires the

                           CINCINNATI MICROWAVE, INC.

recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. SFAS 109 also requires that a valuation allowance be established for deferred tax assets when it is more likely than not that they will not be realized.



  RECLASSIFICATION



     Certain prior year amounts have been reclassified to conform to the 1994 presentation.



  UNAUDITED FINANCIAL INFORMATION



     In the opinion of management, the unaudited financial information as of and for the nine months ended October 1, 1995 and September 25, 1994 contain all adjustments consisting only of normal, recurring adjustments, necessary to present fairly the results for the periods presented.



NOTE 2 -- RIGHTS AND STOCK OFFERING



     In the first quarter of 1995, the Company completed a Rights Offering (the Offering) of 1,482,435 units for $7 per unit; each unit consisted of two Common Shares and one warrant entitling the holder to purchase one additional Common Share for $4. The Offering generated net proceeds of $9.3 million.



     The proceeds from the Offering were used to reduce debt and to increase working capital. Offering costs of $175,000 included as a prepaid asset at December 25, 1994 reduced Paid-in capital upon completion of the Offering. 2,964,870 shares of Treasury stock were reissued as part of the Offering. Paid-in capital was reduced by the excess cost of the Treasury stock over the net proceeds of the Offering.



(UNAUDITED SUBSEQUENT EVENT)



     In the third quarter of 1995, the Company completed a Stock Offering of 4,600,000 Common Shares, of which 1,150,000 shares were sold by the Company and 3,450,000 were sold by a selling shareholder. The 1,150,000 shares sold by the Company generated net proceeds of $19.1 million. The funds were used to pay amounts outstanding under the existing revolving credit line and to fund an anticipated growth in working capital.



NOTE 3 -- DISCONTINUED OPERATIONS



     On March 27, 1992, the Company entered into a strategic partnership with BI Incorporated ("BI"). In consummating this transaction, (i) a wholly owned subsidiary of BI merged into Guardian Technologies, Inc. ("Guardian"), a wholly owned subsidiary of the Company, and Guardian became a wholly owned subsidiary of BI, and (ii) the Company and BI entered into an "original equipment manufacturing" (OEM) agreement under which the Company would design and manufacture home incarceration and related product offerings for BI. In the merger transaction, in consideration for its Guardian shares, the Company received 1,176,000 shares of BI common stock, or 16.5% of the outstanding BI common stock. In consideration for entering into the OEM agreement, the Company received $3,000 in cash.



     The Company sold its investment in shares of BI through a private placement of stock and on the open market through a broker, recognizing a gain of $1,435 in 1993.



     The results of the Guardian/BI merger and the operating results of Guardian have been classified as discontinued operations. Net sales of discontinued operations were $1,510 for the twelve months ended

                           CINCINNATI MICROWAVE, INC.

December 27, 1992. The net operating results of Guardian were $110 through March 27, 1992. Results from discontinued operations are summarized below:



                                                                                DECEMBER 27,
                             FOR THE YEAR ENDED:                                    1992
------------------------------------------------------------------------------  ------------
BI common shares received.....................................................     $5,880
Expenses associated with the Guardian/BI merger...............................     (1,484)
Book value of Guardian assets.................................................     (2,254)
                                                                                ------------
Pretax gain on the Guardian/BI merger.........................................      2,142
Income tax expense............................................................       (803)
                                                                                ------------
Net gain on the Guardian/BI merger............................................      1,339
Net operating results of Guardian, net of income tax expense of $66 in 1992...        110
                                                                                ------------
Discontinued operations.......................................................     $1,449
                                                                                ============



NOTE 4 -- EXTRAORDINARY ITEM



     An extraordinary gain of $869 was recorded during the first quarter of 1992 to reflect the realization of a book net operating loss carryforward as a result of the tax effect of the Guardian/BI merger and the tax effect of the operating results from discontinued operations.



NOTE 5 -- SIGNIFICANT CUSTOMERS



     Net sales to the Home Shopping Network amounted to $9,193 in 1994. Net sales to Cobra Electronics Corporation, a division of Dynascan, amounted to $7,426 in 1993 and $8,221 in 1992. One customer, AT&T, represented 26% and 12% of the Company's net sales for the three and nine months ended October 1, 1995, respectively (unaudited). No other customer accounted for 10% or more of the Company's net sales.



NOTE 6 -- INVENTORIES



     Inventories consisted of:




                                                                                     OCTOBER 1,
                                                     DECEMBER 26,   DECEMBER 25,        1995
                                                         1993           1994         ----------
                                                     ------------   ------------     (UNAUDITED)
Materials and supplies.............................     $6,006         $6,314         $ 11,082
Work in process....................................        976          1,933            2,242
Finished goods.....................................        926          2,516            7,515
Inventory valuation reserve........................       (609)        (1,604)            (975)
                                                     ------------   ------------     ----------
                                                        $7,299         $9,159         $ 19,864
                                                     ============   ============     =========

                           CINCINNATI MICROWAVE, INC.

NOTE 7 -- PROPERTY, PLANT AND EQUIPMENT



     Property, plant and equipment consisted of:



                                                                  DECEMBER 26,   DECEMBER 25,
                                                                      1993           1994
                                                                  ------------   ------------
Land and improvements.........................................      $    755       $    829
Building and improvements.....................................        12,005         12,030
Manufacturing, test and engineering equipment.................        13,530         17,455
Office and computer equipment.................................         5,946          6,071
Transportation equipment......................................           107             57
                                                                  ------------   ------------
                                                                      32,343         36,442
                                                                  ------------   ------------
Less accumulated depreciation.................................        18,257         21,899
                                                                  ------------   ------------
                                                                    $ 14,086       $ 14,543
                                                                  ============   ============



NOTE 8 -- LEASE OBLIGATIONS



     The Company has entered into leasing arrangements for certain manufacturing equipment under capital leases. The Company has the option to purchase certain leased equipment for $1,322 upon expiration of the lease. The cost and accumulated depreciation under capital leases included in property, plant, and equipment are as follows:



                                                                DECEMBER 26,     DECEMBER 25,
                                                                    1993             1994
                                                                ------------     ------------
Manufacturing, test and engineering equipment.................     $  942          $  3,548
Less accumulated depreciation.................................       (306)           (1,063)
                                                                ------------     ------------
                                                                   $  636          $  2,485
                                                                ============     ============



     Future minimum lease payments under capital leases and the net present value of the minimum lease payments as of December 25, 1994 are as follows:



  1995.......................................................................    $  1,397
  1996.......................................................................       1,024
  1997.......................................................................         533
  1998 and beyond............................................................           0
                                                                               ------------
Total minimum lease payments.................................................       2,954
Amount representing interest.................................................        (368)
                                                                               ------------
Net present value of minimum lease payments..................................       2,586
Less current maturities......................................................      (1,164)
                                                                               ------------
Long-term maturities.........................................................    $  1,422
                                                                               ============

                           CINCINNATI MICROWAVE, INC.

NOTE 9 -- INCOME TAXES



     Income taxes related to continuing operations were as follows for the years:



                                                            1992         1993         1994
                                                          --------     --------     --------
Provision for income taxes (benefit):
  Current federal.......................................   $    0       $ (416)     $(2,481 )
  Deferred federal......................................        0          416        2,481
                                                          --------     --------     --------
                                                           $    0       $    0      $     0
                                                          =========    =========    =========



     Deferred income taxes are provided for those items for which the income tax bases and the carrying amount of the assets and liabilities differ. The sources of these differences and the tax effects of each are as follows:



                                                            1992         1993         1994
                                                          --------     --------     --------
Deferred income tax components:
  Change in valuation allowance.........................        0          157        3,546
  Marketable equity securities..........................        0         (382)           0
  Plant and equipment...................................        0         (116)        (123 )
  Investment in CDI.....................................        0          680            0
  Other.................................................        0           77         (942 )
                                                          --------     --------     --------
Deferred income tax expense (benefit)...................   $    0       $  416      $ 2,481
                                                          =========    =========    =========



     Reconciliations between the statutory and effective income tax rates are as follows:



                                                            1992         1993         1994
                                                          --------     --------     --------
Statutory U.S. federal income tax rate..................    (34.0)%      (34.0)%      (34.0)%
Change in valuation allowance...........................      0.0         12.2         31.0
Goodwill and other intangible amortization..............      3.8         21.8          3.0
NOL carryforward not currently realizable...............     30.2          0.0          0.0
                                                          --------     --------     --------
  Effective income tax rate.............................     0.0%         0.0%         0.0%
                                                          =========    =========    =========

                           CINCINNATI MICROWAVE, INC.

     The components of deferred income tax assets and liabilities at December 25, 1994 and December 26, 1993 are as follows:



                                                                DECEMBER 26,     DECEMBER 25,
                                                                    1993             1994
                                                                ------------     ------------
Deferred tax assets:
  Current
     Inventories..............................................    $    328         $    727
     Unearned revenue.........................................         211              397
     Accrued vacation.........................................         113              142
     Accrued warranty.........................................          88              131
     Sales returns............................................         158              114
     Other....................................................          54               57
                                                                ------------     ------------
                                                                       952            1,568
  Noncurrent
     NOL carryforward.........................................       3,290            6,113
     Alternative minimum tax credit...........................         117              117
     Other....................................................          92               76
                                                                ------------     ------------
                                                                     3,499            6,306
Deferred tax assets valuation allowance.......................      (3,572)          (7,118)
                                                                ------------     ------------
Deferred tax assets net of valuation allowance................         879              756
Deferred tax liabilities:
  Noncurrent
     Plant and equipment......................................        (879)            (756)
                                                                ------------     ------------
Net deferred tax assets.......................................    $      0         $      0
                                                                ============     ============



     As required by SFAS 109, the Company has recorded a valuation allowance to the extent that deferred tax assets exceed deferred tax liabilities as it is not considered more likely than not that the assets will be realized.



     At December 25, 1994, the Company had net operating loss (NOL) carryforwards for federal income tax purposes of approximately $17,978, which expire beginning in 2006. In 1991, the Company generated an alternative minimum tax (AMT) credit of $117. This amount is allowable as a credit against the excess of regular tax over AMT in future years. Under current federal tax laws, this credit may be carried forward indefinitely.



(UNAUDITED SUBSEQUENT EVENT)



     In March 1995, as a result of the closure of the Company's 1991 Federal tax return, the Company released certain tax reserves to income. The adjustment increased net income for the first quarter of 1995 by $1.4 million.


NOTE 10 -- NOTES PAYABLE


     During 1993, the Company borrowed the maximum amount available under its $7,500 line of credit at an interest rate of 6% per annum. As funds became available from the sale of land and securities, payments were made to reduce the credit facility to $5,730 at December 26, 1993. On December 31, 1993, the Company and its lender agreed to extend the credit facility to April 30, 1994 and the Company agreed to make monthly principal payments of $100 in January through April 1994. The line of credit was extended to May 31, 1994 and was repaid in full on May 27, 1994 with the proceeds of a $10,000 financing with a new bank (the "Bank").

                           CINCINNATI MICROWAVE, INC.

     The financing agreement with the Bank included (i) a revolving line of credit for general working capital and standby letters of credit maturing on June 30, 1996 in the amount of up to $6,000 based upon a receivables and inventory formula, bearing interest at the Bank's prime rate plus 3/4% per annum or 9 3/4% at December 25, 1994; and (ii) a term loan from the Bank in the amount of up to $4,000 initially due December 31, 1994, bearing interest at the Bank's prime rate plus 1% per annum or 10% at December 25, 1994 (collectively, the "Loans"). At December 25, 1994, the Company has borrowed $5,019 on the revolving line of credit and $3,000 on the term loan.



     At December 26, 1993, the Company had an outstanding unsecured note payable of $271 related to the purchase of certain engineering equipment. This note was paid in full during 1994. The interest rate on this note was 8%.



(UNAUDITED SUBSEQUENT EVENTS)



     At October 1, 1995, the Company had borrowed $4.5 million (term loan balance of $2.6 million and $1.9 million on the revolving credit facility) against its credit facility due June 30, 1996. The $9.6 million credit facility consists of (i) the term loan and (ii) a $7.0 million revolving credit facility and (iii) a standby letter of credit facility not to exceed $1.0 million; however, the sum of the outstanding principal balance of the revolving credit and the aggregate amount of the Company's outstanding letters of credit shall not exceed $7.0 million at any time. The credit facility is secured by a first lien on the Company's inventory, receivables, equipment and a mortgage on the real estate of the Company.



     Subsequent to October 1, 1995, the revolving credit facility was reduced to $5.0 million by the lending institution. A temporary increase was extended by the lending institution maintaining the revolving limit at $7.0 million through November 17, 1995 and $6.0 million through November 30, 1995. The lending institution indicated that it reduced the revolving credit limit for several reasons, including the loss incurred by the Company in the third quarter and the recent significant rise in working capital. The Company reduced the outstanding amount on the revolving credit line to $6.0 million by November 17, 1995 and to $5.0 million by November 30, 1995.



     At October 1, 1995 the Company was in violation of one covenant of the borrowing agreement because of the net loss incurred for the quarter. The lending institution has waived this violation for the third quarter; however, as a result of the covenant violation the lending institution has raised the lending rates to prime plus 2.0% for the revolving loan, from prime plus 1.25%, and prime plus 2.25% on the term loan, from prime plus 1.50%. Additionally, similar net loss covenants exist that require the Company to report net income for the fourth quarter and for the fiscal year ending December 31, 1995. The Company expects that it will violate the covenants requiring net income for the fourth quarter and the fiscal year. The Company will work with its lender to seek a waiver of the related covenants. Although the lending institution waived the similar covenant for the third quarter, there can be no assurances that such a waiver will be granted in the future.



NOTE 11 -- CAPITAL SHARES



STOCK OPTIONS



     The Company's 1991 Stock Option Plan (Plan) has reserved 2,000,000 shares for issuance pursuant to incentive or non-qualified stock options to be granted at a price equal to or greater than the market value at the date of grant. These options become exercisable ratably over a four year period beginning six months and one

                           CINCINNATI MICROWAVE, INC.

day from the date of grant and expire ten years after the date of grant. The following is a summary of option activity under the Plan:



                                                                  DECEMBER 26,   DECEMBER 25,
                                                                      1993           1994
                                                                  ------------   ------------
Options outstanding at the beginning of year..................        969,600       931,625
Options granted...............................................        317,500       304,000
Options exercised.............................................        151,850       109,625
Options cancelled.............................................        203,625       172,375
                                                                  ------------   ------------
Options outstanding at end of year............................        931,625       953,625
                                                                  ------------   ------------
Options exercisable at end of year............................        204,500       319,375
Common shares available for options to be granted at end of
  year........................................................        904,875       773,250
Option price range for options granted......................    $2.00 - $7.50   $4.125 - $11.625
Option price range for options exercised....................    $2.00 - $3.00      $2.00 - $3.00
Option price range for options exercisable at end of year...    $2.00 - $3.00      $2.00 - $7.50



     In April 1991, the Company also granted options to purchase 500,000 shares to the Scotcrest Group, Inc. (Scotcrest) in conjunction with a contract with Scotcrest to provide the services of Jacques A. Robinson, President and Chief Executive Officer of the Company. These options were granted at a price of $1.25 per share (market value at date of grant) and are exercisable at any time. These options expire ten years from the date of grant. None of these options were exercised or cancelled during 1994, 1993 or 1992.



     In May 1992, the Company established the 1992 Stock Option Plan for Non-Employee Directors. Under this plan, an option to purchase 5,000 common shares shall be granted to each non-employee director on the date of the Company's annual meeting of shareholders at or above the fair market value of the stock. These options become exercisable six months from the date of issuance and expire ten years after the date of grant. The Company has reserved for issuance upon the exercise of options granted under this plan 150,000 Common Shares. During 1994, 20,000 options to purchase common shares were issued to the Company's four non-employee directors at a price of $8.375. During 1993, 15,000 options to purchase common shares were issued to the Company's three non-employee directors at a price of $4.375.



DIRECTORS' STOCK COMPENSATION



     In July 1991, the Company established a Directors' Restricted Share Plan. This plan provides that each director shall receive seventy percent of his total annual compensation in the form of stock, restricted as to disposition for six months. The stock will be granted at a price equal to the average market price for the prior twelve months. This plan has a term of ten years and provides that the aggregate number of shares of common stock which may be awarded may not exceed 500,000 shares. Shares issued and related expense recorded under the plan were 5,769 and $47 during 1994, 15,186 and $47 during 1993 and 15,347 and $42 during 1992.



EXECUTIVE STOCK COMPENSATION



     During 1993, Jacques A. Robinson and James L. Jaeger, Chairman of the Board, agreed to receive certain compensation in the form of the Company's stock in lieu of cash payments. Total treasury shares issued were 30,992 for Mr. Robinson and 11,005 for Mr. Jaeger with market values of $78 and $27, respectively.

                           CINCINNATI MICROWAVE, INC.

NOTE 12 -- EMPLOYEE BENEFIT PLANS



     The Company has a defined contribution retirement plan and a defined contribution profit sharing plan covering substantially all of its employees. The costs of employee benefit plans are charged to expense and funded throughout the year. Total costs for these plans were $769 in 1994, $881 in 1993, and $710 in 1992.



NOTE 13 -- RELATED PARTY TRANSACTIONS



     Until June 21, 1993, the President and Chief Executive Officer of the Company was a director of BI Incorporated ("BI"), an OEM customer of the Company. Net revenues generated from the sale of products to BI amounted to $2,596 for the year ended December 26, 1993 and $2,393 for the year ended December 27, 1992. The Company had outstanding accounts receivable from BI of $390 at December 26, 1993 and $515 at December 27, 1992. Subsequent to December 25, 1994, the Company and BI terminated their manufacturing agreement.



     The Company owned approximately 6% of the stock of Cellular Data Inc. ("CDI") (see Note 14). CDI was a development stage company formed to develop and market a technology to transmit data over cellular telephone networks without using or interfering with the radio spectrum allocated for voice transmission on those networks. In accordance with an agreement with CDI, the Company provided engineering services of $374 to CDI in 1993. These costs are included in research and development expenses. In addition, James L. Jaeger owned approximately 3% of the stock of CDI.



NOTE 14 -- OTHER INCOME (EXPENSE), NET



     Other income (expense), net consists of the following:



                                                              FOR THE YEAR ENDED
                                                ----------------------------------------------
                                                DECEMBER 28,     DECEMBER 26,     DECEMBER 25,
                                                    1992             1993             1994
                                                ------------     ------------     ------------
Diminution of investment in CDI...............    $ (1,400)
Gain (loss) on disposition of fixed assets....        (163)           738            $  658
Interest and dividend income..................          64            189                 7
Other income/(expense)........................         371            (41)             (163)
                                                ------------       ------         ------------
                                                  $ (1,128)          $886            $  502
                                                ============     ============     ============



     A loss of $1,400 was recorded in the quarter ended March 29, 1992, to reflect the diminution of the Company's investment in Cellular Data, Inc. ("CDI"). CDI is a development stage company that was formed to develop and market a technology to transmit data over cellular telephone networks without using or interfering with the radio spectrum allocated for voice transmission on those networks. During 1992, the market saw the entry of major telecommunications companies. Still in the research and development stage, CDI had yet to generate material revenues and required further substantial infusions of cash. In the Company's judgment, such infusions were deemed highly dilutive to the Company's investment. As a result, the Company reflected the CDI investment as having no book value, and the write down of $1,400 was recorded in the first quarter of 1992. In October 1993, CDI ceased business operations and was liquidated.



NOTE 15 -- CONTINGENCIES (UNAUDITED SUBSEQUENT EVENT)



     Four shareholder suits were filed against the Company in October and November 1995. The lawsuits allege that the Company and other defendants violated various sections of the Securities Act of 1933 and the Securities Exchange Act of 1934 in connection with the public offering of 4,600,000 common shares in August-September 1995 and otherwise in connection with the market for the Company's Common Shares. The Company is presently evaluating the allegations contained in these lawsuits and intends to vigorously defend itself. No accrual for loss has been recorded as the Company is unable to estimate the range of loss, if any.

------------------------------------------------------
------------------------------------------------------


     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS AMENDED PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE AGENT. THIS AMENDED PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN ANY SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS AMENDED PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary.....................  5
Recent Developments....................  6
Risk Factors...........................  6
Use of Proceeds........................ 11
Price Range of Common Shares and
  Warrants............................. 11
Dividend Policy........................ 11
Capitalization......................... 12
Dilution............................... 13
Selected Consolidated Financial Data... 14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations........................... 15
Business............................... 20
Management............................. 26
Description of Capital Stock and
  Warrants............................. 28
Plan of Distribution................... 30
Experts................................ 30
Additional Information................. 30
Available Information.................. 31


             ------------------------------------------------------
             ------------------------------------------------------

             ------------------------------------------------------
             ------------------------------------------------------


                         Up to 1,073,620 Common Shares


                           CINCINNATI MICROWAVE, INC.


                            ------------------------


                               AMENDED PROSPECTUS

                            ------------------------

                               December 13, 1995


             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION. (1)

    Securities and Exchange Commission Registration Fee....................   $ 10,614.38
    NASDAQ Listing Fees....................................................      3,000.00
    NASD Filing Fee........................................................      2,297.39
    Printing and Engraving.................................................    180,000.00
    Counsel fees and expenses..............................................    210,000.00
    Accountant's fees and expenses.........................................     85,000.00
    Blue Sky Qualification fees and expenses...............................      5,000.00
    Miscellaneous fees and expenses........................................      4,088.23
                                                                              -----------
         Total.............................................................   $500,000.00
                                                                              ===========

---------

(1) Estimated, other than Registration Fee and NASD Filing Fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     There is no provision in the Company's Amended Articles of Incorporation by which an officer or director of the Company may be indemnified against any liability which he may incur in his capacity as such. However, the Company has indemnification provisions in its Amended Regulations. These provisions provide that each person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, ("Proceeding") by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, employee, or agent of the corporation or, as a director or officer of the Corporation, is or was serving at the request of the corporation as a director, officer, trustee, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent or in any other capacity, shall be indemnified by the Company to the fullest extent authorized by law, including but not limited to the Ohio General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), against all expenses, liability and loss (including attorneys' fees, and in respect of claims not made by or in the right of the Company, judgments, fines, ERISA, excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred by such person in connection with any such Proceeding; provided, however, that the Company shall indemnify any such person seeking indemnity in connection with an action, suit or proceeding initiated by such person only if such action, suit or proceeding initiated by such person was authorized by the Board of Directors.

     In the event that any claim for indemnification is not paid in full by the Company within 30 days, the claimant is entitled to bring suit against the Company to recover the amount not paid and, if the claimant is successful, the cost of the Proceeding that was required to order that payment. In addition, the rights to reimbursement under these indemnification provisions represent a contract right that entitles the indemnified party to bring suit to enforce the indemnification provisions as if such provisions were set forth in a separate written contract between the Company and the party to be indemnified. The Company may purchase and maintain insurance or furnish similar protection on behalf of any person (qualified to be indemnified) against any liability asserted against him, and incurred by him in or arising out of his indemnifiable status, whether or not the Company would have the power to indemnify him against such liability.

     The Company provides liability insurance for its directors and officers for certain losses arising from certain claims and charges, including claims and charges under the Securities Act, which may be made against such persons while acting in their capacities as directors and officers of the Company.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions referred to herein, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS.


     EXHIBIT NO.                                    TITLE OF EXHIBIT
     -----------                                    ----------------
(1)                      Dealer Manager Agreement

(4)(i)                   Articles of Incorporation of Cincinnati Microwave, Inc., as amended
                         (incorporated by reference to Exhibit 4(i) of Registration Statement
                         No. 33-61775).

(4)(ii)                  Regulations of Cincinnati Microwave, Inc., as amended (incorporated by reference to Exhibit 4(ii) of Registration Statement No. 33-61775).

(5)                      Opinion of Frost & Jacobs, counsel for the Company, as to the legality of the Securities being registered.

(10)(i)                  Copy of Loan and Security Agreement dated as of May 27, 1994 between
                         The Huntington National Bank and Cincinnati Microwave, Inc., as
                         amended (incorporated by reference to Exhibit (10)(ii) of Registration
                         Statement No. 33-61775).

(10)(iii)(A)(1)*         Copy of the Cincinnati Microwave, Inc. 1991 Stock Option Plan for
                         Employees (incorporated by reference to Exhibit 10.1 to Form 10-K for
                         1991, File No. 0-13136).

(10)(iii)(A)(2)*         Form of stock option agreement used previously in connection with the options granted under the Cincinnati Microwave, Inc. 1991 Stock Option
                         Plan for Employees (incorporated by reference to Exhibit 10.2 to Form
                         10-K for 1991, File No. 0-13136).

(10)(iii)(A)(3)*         Copy of resolutions pertaining to Directors' fees (incorporated by reference to Exhibit 10(k) of Registration Statement No. 2-86869).

(10)(iii)(A)(4)*         Copy of Employment Agreement dated as of December 22, 1988 by and between R. Gregory Blair and Cincinnati Microwave, Inc. (incorporated by reference to Exhibit 10.10 to Form 10-K for 1988, File No.
                         0-13136).

(10)(iii)(A)(5)*         Copy of Employment Agreement dated as of October 2, 1992 by and between John W. Noland and Cincinnati Microwave, Inc. (incorporated by reference to Exhibit 10(5) to Form 10-K for 1992, File No. 0-13136).

(10)(iii)(A)(6)*         Copy of the Cincinnati Microwave Deferred Compensation Plan
                         (incorporated by reference to Exhibit (10)(26) to Form 10-K for 1987,
                         File No. 0-13136).

(10)(iii)(A)(7)*         Copy of the Cincinnati Microwave, Inc. Retirement Savings Plan
                         (incorporated by reference to Exhibit (10)(19) to Form 10-K for 1991,
                         File No. 0-13136).

(10)(iii)(A)(8)*         Copy of the Cincinnati Microwave, Inc. Employees Stock Ownership Trust
                         (incorporated by reference to Exhibit (10)(21) to Form 10-K for 1988,
                         File No. 0-13136).

(10)(iii)(A)(9)*         Copy of the Cincinnati Microwave, Inc. Profit Sharing Plan
                         (incorporated by reference to Exhibit (10)(21) to Form 10-K for 1991,
                         File No. 0-13136).

(10)(iii)(A)(10)(i)*     Copy of the Services Agreement with the Scotcrest Group, Inc.
                         effective March 25, 1991 (incorporated by reference to Exhibit
                         (10)(22) to Form 10-K for 1991, File No. 0-13136).

(10)(iii)(A)(10)(ii)*    Copy of Amended Service Agreement with the Scotcrest Group, Inc.
                         effective March 27, 1992 (incorporated by reference to Exhibit 1 to
                         Form 10-Q for the quarter ended March 27, 1992, File No. 0-13136).

(10)(iii)(A)(10)(iii)*   Copy of Amended Service Agreement with the Scotcrest Group, Inc.
                         effective May 16, 1995 (incorporated by reference to Exhibit 10(i) of
                         Registration Statement No. 33-61775).

     EXHIBIT NO.                                    TITLE OF EXHIBIT
     ----------                                     ----------------
(10)(iii)(A)(11)*        Copy of Cincinnati Microwave, Inc. 1992 Stock Option Plan for
                         Non-Employee Directors effective May 19, 1992 (incorporated by reference to Exhibit 1 to Form 10-Q for the quarter ended September
                         27, 1992, File No. 0-13136).

(10)(iii)(A)(12)*        Copy of stock option agreement used in connection with Cincinnati
                         Microwave, Inc. 1992 Stock Option Plan for Non-Employee Directors
                         (incorporated by reference to Exhibit 2 to Form 10-Q for the quarter ended September 27, 1992, File No. 0-13136).

(23)(A)                  Consent of Price Waterhouse LLP.

(23)(B)                  Consent of Frost & Jacobs is contained in opinion of counsel filed as
                         Exhibit 5.

(24)                     Powers of Attorney executed by directors and officers other than Erika
                         Williams.

(24)(i)                  Power of Attorney executed by Erika Williams.

(99)(i)                  Form of Subscription Rights Certificate

(99)(ii)                 Form of Instructions as to Use of Subscription Rights Certificate

(99)(iii)                Form of Letter to Shareholders

(99)(iv)                 Form of Letter to Shareholders with Addresses Outside the United
                         States and Canada or APO or FPO Addresses

(99)(v)                  Form of Letter to Nominee Holders

(99)(vi)                 Form of Certification and Request for Additional Rights

(99)(vii)                Form of Nominee Holder Oversubscription Certification

(99)(viii)               Form of Letter from Nominee Holders to Beneficial Owners

(99)(ix)                 Form of Notice of Guaranteed Delivery

(99)(x)                  Form of DTC Participant Oversubscription Exercise Form

(99)(xi)                 Executed Standby Purchase Agreements

(99)(xii)                Form of Subscription Agent Agreement

(99)(xiii)               Form of Information Agent Agreement

(99)(xiv)                Form of Warrant

(99)(xv)                 Form of Warrant Agent Agreement

(99)(xvi)                Form of Certificate of Amendment

(99)(xvii)               Form of Instructions as to Use of Certificate of Amendment

(99)(xviii)              Form of Letter to Shareholders or Right Holders

(99)(xix)                Form of Letter to Persons Who Have Exercised Rights

---------

* Management contract on compensatory plan or arrangement.


ITEM 17. UNDERTAKINGS.


     The undersigned registrant hereby undertakes:



          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:



             (i)To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;



             (ii) To reflect in the prospectus any facts or events arising after the effective date of the most recent post-effective amendment which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.



             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.



          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cincinnati, State of Ohio on the 13th day of December, 1995.


                                            CINCINNATI MICROWAVE, INC.


                                            By: /s/ JACQUES A. ROBINSON


                                              ----------------------------------

                                              Jacques A. Robinson

                                              President and Chief Executive
                                                Officer


     As required by the Securities Act of 1933, this amendment to this Registration Statement has been signed below by the following persons in the capacities and on the date indicated below.



Principal Executive Officer:
/s/ JACQUES A. ROBINSON                   Dated:  December 13, 1995
-------------------------------------
Jacques A. Robinson, President,
Chief Executive Officer and Director
Principal Financial and
Accounting Officer:
/s/ WALTER P. MASAVAGE                    Dated:  December 13, 1995
-------------------------------------
Walter P. Masavage,
Vice President/Finance, Treasurer and
Secretary


Directors:

CHARLES M. FULLGRAF

JOSEPH M. O'DONNELL
GILBERT L. WACHSMAN
ERIKA WILLIAMS


                                            /s/ JACQUES A. ROBINSON


                                            ------------------------------------

                                            Jacques A. Robinson, as
                                            attorney-in-fact



                                            Dated:  December 13, 1995



/s/ JAMES L. JAEGER                       Dated:  December 13, 1995
-------------------------------------
James L. Jaeger, Director

                                 EXHIBIT INDEX


     EXHIBIT NO.                             TITLE OF EXHIBIT
     ----------                              ----------------
(1)                     Dealer Manager Agreement                                         A

(4)(i)                  Articles of Incorporation of Cincinnati Microwave, Inc., as
                        amended (incorporated by reference to Exhibit 4(i) of
                        Registration Statement No. 33-61775).

(4)(ii)                 Regulations of Cincinnati Microwave, Inc., as amended
                        (incorporated by reference to Exhibit 4(ii) of Registration
                        Statement No. 33-61775).

(5)                     Opinion of Frost & Jacobs, counsel for the Company, as to        A
                        the legality of the Securities being registered.

(10)(i)                 Copy of Loan and Security Agreement dated as of May 27,
                        1994 between The Huntington National Bank and Cincinnati
                        Microwave, Inc., as amended (incorporated by reference to Exhibit (10)(ii) of Registration Statement No. 33-61775).

(10)(iii)(A)(1)*        Copy of the Cincinnati Microwave, Inc. 1991 Stock Option
                        Plan for Employees (incorporated by reference to Exhibit
                        10.1 to Form 10-K for 1991, File No. 0-13136).

(10)(iii)(A)(2)*        Form of stock option agreement used previously in
                        connection with the options granted under the Cincinnati
                        Microwave, Inc. 1991 Stock Option Plan for Employees
                        (incorporated by reference to Exhibit 10.2 to Form 10-K for
                        1991, File No. 0-13136).

(10)(iii)(A)(3)*        Copy of resolutions pertaining to Directors' fees
                        (incorporated by reference to Exhibit 10(k) of Registration
                        Statement No. 2-86869).

(10)(iii)(A)(4)*        Copy of Employment Agreement dated as of December 22, 1988 by and between R. Gregory Blair and Cincinnati Microwave,
                        Inc. (incorporated by reference to Exhibit 10.10 to Form
                        10-K for 1988, File No. 0-13136).

(10)(iii)(A)(6)*        Copy of the Cincinnati Microwave Deferred Compensation Plan
                        (incorporated by reference to Exhibit (10)(26) to Form 10-K for 1987, File No. 0-13136).

(10)(iii)(A)(7)*        Copy of the Cincinnati Microwave, Inc. Retirement Savings
                        Plan (incorporated by reference to Exhibit (10)(19) to Form
                        10-K for 1991, File No. 0-13136).

(10)(iii)(A)(8)*        Copy of the Cincinnati Microwave, Inc. Employees Stock
                        Ownership Trust (incorporated by reference to Exhibit
                        (10)(21) to Form 10-K for 1988, File No. 0-13136).

(10)(iii)(A)(9)*        Copy of the Cincinnati Microwave, Inc. Profit Sharing Plan
                        (incorporated by reference to Exhibit (10)(21) to Form 10-K for 1991, File No. 0-13136).

(10)(iii)(A)(10)(i)*    Copy of the Services Agreement with the Scotcrest Group,
                        Inc. effective March 25, 1991 (incorporated by reference to
                        Exhibit (10)(22) to Form 10-K for 1991, File No. 0-13136).

(10)(iii)(A)(10)(ii)*   Copy of Amended Service Agreement with the Scotcrest Group,
                        Inc. effective March 27, 1992 (incorporated by reference to
                        Exhibit 1 to Form 10-Q for the quarter ended March 27,
                        1992, File No. 0-13136).

     EXHIBIT NO.                             TITLE OF EXHIBIT
----------------------  -----------------------------------------------------------
(10)(iii)(A)(10)(iii)*  Copy of Amended Service Agreement with the Scotcrest Group,
                        Inc. effective May 16, 1995 (incorporated by reference to
                        Exhibit 10(i) of Registration Statement No. 33-61775).

(10)(iii)(A)(11)*       Copy of Cincinnati Microwave, Inc. 1992 Stock Option Plan
                        for Non-Employee Directors effective May 19, 1992
                        (incorporated by reference to Exhibit 1 to Form 10-Q for
                        the quarter ended September 27, 1992, File No. 0-13136).

(10)(iii)(A)(12)*       Copy of stock option agreement used in connection with
                        Cincinnati Microwave, Inc. 1992 Stock Option Plan for
                        Non-Employee Directors (incorporated by reference to
                        Exhibit 2 to Form 10-Q for the quarter ended September 27,
                        1992, File No. 0-13136).

23(A)                   Consent of Price Waterhouse LLP.

23(B)                   Consent of Frost & Jacobs is contained in opinion of             A
                        counsel filed as Exhibit 5.

(24)                    Powers of Attorney executed by directors and officers other      A
                        than Erika Williams.

(24)(i)                 Power of Attorney executed by Erika Williams.                    A

(99)(i)                 Form of Subscription Rights Certificate                          A

(99)(ii)                Form of Instructions as to Use of Subscription Rights            A
                        Certificate

(99)(iii)               Form of Letter to Shareholders                                   A

(99)(iv)                Form of Letter to Shareholders with Addresses Outside the        A
                        United States and Canada or APO or FPO Addresses

(99)(v)                 Form of Letter to Nominee Holders                                A

(99)(vi)                Form of Certification and Request for Additional Rights          A

(99)(vii)               Form of Nominee Holder Oversubscription Certification            A

(99)(viii)              Form of Letter from Nominee Holders to Beneficial Owners         A

(99)(ix)                Form of Notice of Guaranteed Delivery                            A

(99)(x)                 Form of DTC Participant Oversubscription Exercise Form           A

(99)(xi)                Executed Standby Purchase Agreements                             A

(99)(xii)               Form of Subscription Agent Agreement                             A

(99)(xiii)              Form of Information Agent Agreement                              A

(99)(xiv)               Form of Warrant                                                  A

(99)(xv)                Form of Warrant Agent Agreement                                  A

(99)(xvi)               Form of Certificate of Amendment                                 A

(99)(xvii)              Form of Instructions as to Use of Certificate of Amendment       A

(99)(xviii)             Form of Letter to Shareholders or Right Holders                  A

(99)(xix)               Form of Letter to Persons Who Have Exercised Rights              A

---------

*  Management contract on compensatory plan or arrangement.

A Previously filed.